FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16 OR 15D-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934
For the month of: January 2009
Commission File Number 001-33416
OceanFreight Inc.
(Translation of registrant’s name into English)
80 Kifissias Avenue, Athens 15125, Greece
(Address of principal executive office)
Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F ☑      Form 40-F ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):
Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)7:
Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

INFORMATION CONTAINED IN THIS FORM 6-K REPORT
     Attached hereto as Exhibit 1 is a summary of recent developments in the international drybulk and tanker shipping industries and their effects on the Company’s business, as well as updated information concerning the Company, its fleet and other updates related to the passage of time, together with Management’s Discussion and Analysis of Financial Condition and Results of Operations and interim consolidated unaudited financial statements and related information and data of the Company as of and for the nine-month period ended September 30, 2008.
     Attached hereto as Exhibit 4.8 is the Company’s secured term loan facility agreement with DVB Bank SE, or DVB Bank, entered into on December 23, 2008.
     Attached hereto as Exhibit 4.9 is the Company’s amendatory agreement, entered into on January 9, 2009, to its amended and restated loan agreement with Nordea Bank Finland Plc, dated February 12, 2008 filed as Exhibit 4.5 to the Company’s annual report on Form 20-F for the year ended December 31, 2007, as filed with the Securities and Exchange Commission on March 7, 2008.
     This Report on Form 6-K and the exhibits hereto are hereby incorporated by reference into the Company’s Registration Statement on Form F-3 (Registration No. 333-150579) that was declared effective on June 6, 2008.

(i)

FORWARD LOOKING STATEMENTS
     Matters discussed in this document may constitute forward-looking statements. The Private Securities Litigation Reform Act of 1995 provides safe harbor protections for forward-looking statements in order to encourage companies to provide prospective information about their business. Forward-looking statements include statements concerning plans, objectives, goals, strategies, future events or performance, and underlying assumptions and other statements, which are other than statements of historical facts.
     We desire to take advantage of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995 and are including this cautionary statement in connection with this safe harbor legislation. This document and any other written or oral statements made by us or on our behalf may include forward-looking statements which reflect our current views with respect to future events and financial performance. The words “believe”, “anticipate”, “intend”, “estimate”, “forecast”, “project”, “plan”, “potential”, “may”, “should”, “expect” and similar expressions identify forward-looking statements.
     The forward-looking statements in this document are based upon various assumptions, many of which are based, in turn, upon further assumptions, including without limitation, management’s examination of historical operating trends, data contained in our records and other data available from third parties. Although we believe that these assumptions were reasonable when made, because these assumptions are inherently subject to significant uncertainties and contingencies which are difficult or impossible to predict and are beyond our control, we cannot assure you that we will achieve or accomplish these expectations, beliefs or projections.
     In addition to these important factors and matters discussed elsewhere in this report, and in our filings with the U.S. Securities and Exchange Commission (the “Commission”), important factors that, in our view, could cause actual results to differ materially from those discussed in the forward-looking statements include the strength of world economies and currencies, general market conditions, including fluctuations in charterhire rates and vessel values, changes in demand in the drybulk carrier and tanker markets, changes in the company’s operating expenses, including bunker prices, drydocking and insurance costs, changes in governmental rules and regulations or actions taken by regulatory authorities including those that may limit the commercial useful lives of drybulk carriers and tankers, potential liability from pending or future litigation, general domestic and international political conditions, potential disruption of shipping routes due to accidents or political events, and other important factors described from time to time in the reports we file with the Commission and the Nasdaq Global Market. We caution readers of this report not to place undue reliance on these forward-looking statements, which speak only as of their dates. We undertake no obligation to update or revise any forward-looking statements. These forward looking statements are not guarantees of our future performance, and actual results and future developments may vary materially from those projected in the forward looking statements.

(ii)

Exhibit 1
     Unless the context otherwise requires, as used in this report, the terms “Company,” “we,” “us,” and “our” refer to OceanFreight Inc. and all of its subsidiaries. “OceanFreight Inc.” refers only to OceanFreight Inc. and not its subsidiaries.
     We use the term deadweight tons, or dwt, in describing the size of vessels. Dwt expressed in metric tons, each of which is equivalent to 1,000 kilograms, refers to the maximum weight of cargo and supplies that a vessel can carry. References to the Euro/Dollar equivalent are based on the conversion rate at September 30, 2008 of €1.00 to $1.44.
Our Company
     We are a Marshall Islands company with our principal executive offices located in Athens, Greece. As of January 30, 2009, we own and operate, through our subsidiaries, a fleet of 13 vessels, consisting of eight Panamax drybulk carriers, one Capesize drybulk carrier, three Aframax crude oil tankers and one Suezmax crude oil tanker, with a total carrying capacity of 1,170,633 dwt. As of January 30, 2009, the average age of our drybulk carriers was approximately 12.9 years, the average age of our tanker vessels was approximately 16.1 years and the average age of the vessels in our fleet was approximately 13.9 years. All of our vessels are chartered under long-term contracts expiring at various dates, the latest through 2012, with an average remaining duration of 20 months.
Recent Developments in the International Shipping Industry
Drybulk
We currently employ each of our nine drybulk carriers under time charter agreements with an average remaining duration of approximately 20 months as of January 30, 2009. The Baltic Dry Index (BDI), a daily average of charter rates in 26 shipping routes measured on a time charter and voyage basis covering Supramax, Panamax and Capesize drybulk carriers, declined from a high of 11,793 in May 2008 to 1004 on January 27, 2009, reaching a low of 663 in December 2008, which represents a decline of 94%. The BDI fell over 70% during the month of October alone. The general decline in the drybulk carrier charter market has resulted in lower charter rates for vessels exposed to the spot market and time charters linked to the BDI. Our drybulk carriers are presently employed under time charters and are not directly linked to the BDI. The charter rate for our Capesize drybulk carrier, the M/V Juneau, will be linked to the BDI for the last two months of its time charter during the third quarter of 2009. Please see fleet employment data below under “Vessel Employment.”
     Drybulk vessel values have also declined both as a result of a slowdown in the availability of global credit and the significant deterioration in charter rates. Charter rates and vessel values have been affected in part by the lack of availability of credit to finance both vessel purchases and purchases of commodities carried by sea, resulting in a decline in cargo shipments, and the excess supply of iron ore in China which resulted in falling iron ore prices and increased stockpiles in Chinese ports. Consistent with these trends, the market value of our drybulk carriers has declined. There can be no assurance as to how long charter rates and vessel values will remain at their currently low levels or whether they will improve to any significant degree. Charter rates may remain at depressed levels for some time which will adversely affect our revenue and profitability.
     Capesize rates, which averaged $100,000 per day in August 2008, fell to an average of approximately $10,334 per day during the fourth quarter through December 31, 2008 and reached a low of $2,535 per day in this period. Average Capesize rates for the period from January 1, 2009 to January 23, 2009 amounted to $12,215 per day. We believe that the root cause of the fall has been a sharp slowdown in Chinese steel demand and prices leading to reduced demand for iron ore. Iron ore price negotiations between BHP Billiton, Companhia Vale do Rio Doce and Chinese steel mills in the third and fourth quarter of 2008 resulted in a number of Chinese mills turning to domestic mining companies for iron ore. Additionally, the unwillingness of banks to issue letters of credit resulted in reduced financing for the purchase of commodities carried by sea which has led to a significant decline in cargo shipments.
Tanker
     Our fleet includes four double-hull crude oil tanker vessels, of which three are employed in time charter agreements and one is employed in a spot market pooling arrangement. According to industry sources, the average spot market rate for a Suezmax tanker for the benchmark Suezmax tanker route loading in West Africa and discharging in the U.S. Atlantic Coast declined from a high of $138,943 per day in July 2008 to a low of $35,018 per day in November 2008, which represents a decline of 75%. The average spot market rate for this benchmark route was $56,574 per day on December 31, 2008, which represents a decline of 59% from the high reached in July 2008. By contrast, the BDI was 774 on December 31, 2008, which represents a decline of 93% from the high of 11,793 recorded on May 20, 2008. Therefore, tanker charter rates fell by 34% less than the decline in drybulk charter rates during the period from July 16 to December 31, 2008. Average Suezmax rates for the period from January 1, 2009 to January 23, 2009 amounted to $46,642 per day. In the second half of 2008 and beginning of 2009 a slowdown in global economic growth has led to a significant decline in oil prices from a high of $145 per barrel in July 2008 to $42 per barrel on January 27, 2009 after reaching a low of $39 per barrel in November 2008. OPEC has responded by significantly reducing oil supply and may further reduce oil supply. This decline in oil supply may have an adverse effect on the demand for tankers and tanker charter rates. Consistent with this trend, the value of the tankers in our fleet has declined. However, we believe that the potential phase out by 2010 of single hull tankers, which constitute approximately 20% of the global tanker fleet, may reduce tanker supply and may therefore mitigate the adverse effect on demand for tankers and tanker charter rates resulting from reduced oil supply.
     Lower than expected fleet growth for 2008 resulted in supply and demand being relatively closely balanced throughout most of 2008 providing some support for charter rates prior to the recent downturn. According to industry sources, the average time charter equivalent earnings for Suezmax tankers were $76,626 per day for the year ended December 31, 2008, while Aframax crude oil tankers earned an average of $49,922 per day during the same period. Through December 31, 2008, newbuilding deliveries amounted to 11.7 million dwt and the total tanker newbuilding orderbook stood at 175 million dwt. In addition, low global inventories of oil and petroleum products and strong Chinese demand for oil and petroleum products resulted in increased demand through August 2008. It is expected that 64 million dwt of tankers in excess of 10,000 dwt will be delivered in 2009, while the current fleet of tankers in excess of 10,000 dwt amounts to 400 million dwt. The availability of tankers in the freight market is reduced when there is an increase in the amount of oil that is supplied from OPEC countries, or an increase in the distance that oil travels and/or an increase in the number of ships that are occupied on voyages. With most production increases coming from the Middle East and Africa, the distances traveled to oil-consuming countries in Asia, North America and Europe have lengthened, increasing ton miles.
Our Fleet
     We operate a diversified fleet in the drybulk carrier and tanker sectors of the international shipping industry. As of January 30, 2009, our fleet is comprised of the following vessels:

Vessel Name	Vessel Type	Year Built	Deadweight
			(in metric tons)
Drybulk Carriers
Trenton	Panamax	1995	75,229
Pierre	Panamax	1996	70,316
Austin	Panamax	1995	75,229
Juneau	Capesize	1990	149,495
Lansing	Panamax	1996	73,040
Helena	Panamax	1999	73,744
Topeka	Panamax	2000	74,710
Richmond	Panamax	1995	75,265
Augusta	Panamax	1996	69,053

Tanker Vessels
Pink Sands	Aframax	1993	93,723
Olinda	Suezmax	1996	149,085
Tigani	Aframax	1991	95,951
Tamara	Aframax	1990	95,793

Our Fleet Managers
     We have contracted the day-to-day vessel management of our fleet, which includes performing the day-to-day operations and maintenance of our vessels, to two management companies, which we refer to as our Fleet Managers, which are engaged under separate vessel management agreements directly by our respective wholly-owned subsidiaries. Our vessel-specific management agreements include such services as crew management, technical management and commercial management, but do not include services such as selling and purchasing vessels, or arranging for the provision of bunker fuel. Wallem Ship Management Ltd., or Wallem, an unrelated third party technical and commercial management company, previously provided both commercial and technical management services for our eight Panamax drybulk carriers in exchange for an annual fee of $123,600 per vessel, which equals a per vessel per day fee of $339. Effective January 8, 2009, Cardiff Marine Inc., or Cardiff, a related party technical and commercial management company, assumed the commercial management of these eight Panamax drybulk carriers in exchange for a daily fee of $216 (Euro 150) per vessel. As a result, the annual fee of Wallem was reduced to $93,600 per vessel, or $256 per vessel per day for the continuing technical management of these vessels. On January 14, 2009, pursuant to an addendum to our commercial management agreements with Cardiff with respect to these vessels, we agreed to pay Cardiff, as security for the payment of vessel management fees by us, an amount equal to 90 days commercial management fees for each vessel. The security is not refundable by Cardiff in the event of (i) a change of control in the Company, as defined in the services agreement dated May 15, 2008 and (ii) any public disclosure that the Company is in default of any of its agreements including but not limited to loan agreements and charter party agreements and such default impairs the Company’s ability to continue its operations. We paid a total security payment of $138,240.
     In addition, Cardiff manages our Capesize drybulk carrier and four tanker vessels, under separate vessel management agreements directly between Cardiff and five of our vessel-owning subsidiaries. Under the October 21, 2008 amendment to these vessel management agreements, we are required to pay daily management fees of $828 (€575) for the M/V Juneau and $972 (€675) for each of the M/T Pink Sands and M/T Olinda. Under the vessel-specific management agreements with Cardiff for the M/T Tamara and M/T Tigani, we are required to pay daily management fees for each vessel of $972 (€675). Under the commercial management agreement signed with Cardiff we are required to pay a daily fee of $216 (€150) for each vessel managed by Cardiff. We are also required to provide a daily superintendent’s fee of $720 (€500) per vessel per day plus expenses for any services performed relating to evaluation of the vessel’s physical condition, supervision of shipboard activities or attendance of repairs and drydockings. At the beginning of each calendar year, these fees will be adjusted upwards according to the Greek consumer price index. On January 14, 2009, pursuant to an addendum to our management agreements with Cardiff with respect to these vessels, we agreed to pay Cardiff, as security for the payment of vessel management fees by us, an amount equal to 90 days technical and commercial management fees for each vessel. The Company also agreed to pay Cardiff an additional security equal to three months running expenses per vessel. The security payments are not refundable by Cardiff in the event of (i) a change of control in the Company, as defined in the services agreement dated May 15, 2008 and (ii) any public disclosure that the Company is in default of any of its agreements including but not limited to loan agreements and charter party agreements and such default impairs the Company’s ability to continue its operations. We paid a total security payment of $3.32 million.
     We have also entered into a services agreement with Cardiff, dated May 15, 2008 and amended on October 21, 2008, whereby Cardiff provides supervisory services for the eight vessels whose technical manager is Wallem in exchange for a fee of $144 (€100) per vessel per day. Cardiff provides other services under this agreement for which we pay additional fees, including a financing fee of 0.2% of the amount of any loan, credit facility, interest rate swap agreement, foreign currency contract and forward exchange contract arranged by Cardiff. We pay Cardiff a commission of 1% of the purchase price on sales or purchases of vessels in our fleet that are arranged by Cardiff, and pay a commission of 1.25% of charterhire agreements arranged by Cardiff. We also pay Cardiff an information technology fee of $36,000 (€25,000) per quarter. We reimburse Cardiff for any out-of-pocket expenses at cost plus 10%. In addition, as of October 1, 2008, we are required to pay Cardiff a fee of $720 (€500) per vessel per day in exchange for any vessel inspection services performed in connection with a possible purchase. On January 14, 2009, pursuant to an addendum to our services agreements with Cardiff with respect to these vessels, we agreed to pay Cardiff, as security for the payment of vessel management fees by us, an amount equal to 90 days managers’ supervision fees for each vessel. The security is not refundable by Cardiff in the event of (i) a change of control in the Company, as defined in the services agreement dated May 15, 2008 and (ii) any public disclosure that the Company is in default of any of its agreements including but not limited to loan agreements and charter party agreements and such default impairs the Company’s ability to continue its operations. We paid a total security payment of $92,160.
Vessel Employment

		Estimated Expiration of	Gross Daily
Vessel Name	Charterer	Charter	Rate
Trenton	Deiulemar Shipping S.p.A.	April 2010 to June 2010	$26,000
Pierre	Magellano Marine C.V.	June 2010 to October 2010	23,000
Austin	Deiulemar Shipping S.p.A.	April 2010 to June 2010	26,000
Juneau (1)	SK Shipping Europe LTD	September 2009 to November 2009	48,700
Lansing	Transbulk 1904 AB (2)	May 2009 to September 2009	24,000
Helena	Classic Maritime Inc.	May 2012 to January 2013	32,000
Topeka	D’Amato di Navigazione S.p.A.	October 2010 to May 2011	23,100
Richmond	Transbulk 1904 AB	December 2009 to April 2010	29,100
Augusta	South China Lines Ltd. (3)	November 2011 to March 2012	16,000
Pink Sands	Standard Tankers Bahamas Limited	December 2010 to January 2011	27,450
Olinda	Blue Fin Tankers Inc. (4)	Spot Pool -- October 2009
Tigani	Heidmar Trading LLC (5)	September 2009 to November 2009	29,800
Tamara	Tri-Ocean Heidmar Tankers LLC (5)	November 2010 to March 2011	27,000

(1)	The charter rate is fixed at $48,700 through September 2009 and thereafter floats at 20% less than the daily average of the Capesize time charter rates published by the Baltic Exchange.

(2)	Mr. George Economou serves on the board of directors of Transbulk 1904 AB.

(3)	During the period ended September 30, 2008, and through November 18, 2008, the M/V Augusta was chartered to D’Amato di Navigazione S.p.A. Thereafter the vessel commenced its current charter with South China Lines Ltd. See “Recent Developments.”

(4)	On October 11, 2008, the charter of the M/T Olinda at a gross daily charter rate of $41,025 per day was terminated by mutual agreement between the Company and the charterer, Industrial Carriers Inc., as a result of the charterer’s insolvency. In this connection, the

Company received nonrefundable cash compensation of approximately $1.2 million and ownership of all bunkers on board the M/T Olinda. On October 17, 2008, the M/T Olinda entered into a charter agreement with Blue Fin Tankers Inc., which is a spot pool managed by Heidmar Inc., for a minimum period of 12 months. The vessel’s earnings will be derived from the pool’s total net earnings. Heidmar Inc. is 49% owned by a company associated with Mr. George Economou, and Mr. Antonis Kandylidis, our Chief Executive Officer and Interim Chief Financial Officer, is a member of the Board of Directors of Heidmar Inc.

(5)	Heidmar Trading LLC and Tri-Ocean Heidmar Tankers LLC are controlled by Heidmar Inc.

Corporate Structure
     OceanFreight Inc. was incorporated on September 11, 2006 under the laws of the Republic of The Marshall Islands. Our principal executive offices are at 80 Kifissias Avenue, GR — 151 25 Amaroussion, Athens, Greece. Our telephone number at that address is +30 210 614 0283. Our website is www.oceanfreightinc.com. The information on our website or accessible through our website shall not be deemed a part of this report. On September 26, 2006, we issued 1,000 common shares, par value $0.01 per share, to Basset Holdings Inc., or Basset, a company controlled by Mr. Antonis Kandylidis, in exchange for a capital contribution of $500,000. Under our Amended and Restated Articles of Incorporation, these shares were converted into 1,000 subordinated shares. Also, on April 3, 2007, our board of directors declared, effective April 5, 2007, a stock split, in the form of a share dividend, in the ratio of 1,999:1 on our subordinated shares, leaving Basset with ownership of 2,000,000 subordinated shares. These shares converted on August 15, 2008, leaving Basset with 2,000,000 common shares representing approximately 10.8% of our outstanding capital stock as of January 30, 2009.
     On April 30, 2007 we completed our initial public offering in the United States under the United States Securities Act of 1933, as amended, the net proceeds of which amounted to $216.8 million. The Company’s common shares are listed on the Nasdaq Global Market under the symbol “OCNF.”
Recent Developments
     We had previously entered into agreements with Cardiff whereby we agreed to provide a corporate guarantee to the owners of two newbuilding Aframax crude oil tankers that will be employed on bareboat charter to clients of Cardiff for a period of five years at an average rate of $20,500 per day payable to the owners of the vessels following their delivery in 2009. Under the terms of the agreements, we would have provided a performance guarantee that the charterer would perform the bareboat charter. The agreements also provided that Cardiff would provide to us a counter-guarantee guaranteeing to us the performance of the charterer under the bareboat charter. In exchange for such performance guarantee, Cardiff agreed to pay us an aggregate of $200,000 following the commencement of the bareboat charter. In September 2008, these agreements and the related counter-guarantees were cancelled and, as a result, we were released from any obligations thereunder and the amount of $200,000 is not payable to us.

     On May 15, 2008, we entered into a services agreement with Cardiff for a term of five years covering services and fees related to the sale and purchase of vessels, chartering arrangements for vessels, manager supervision for the eight ships managed by Wallem Ship Management Ltd., financing and credit arrangement services and information technology services. This services agreement replaced our interim agreement with Cardiff dated April 11, 2007 and our agreement with Cardiff dated September 7, 2007. On May 15, 2008, we also amended our existing management agreements with Cardiff to extend the terms thereof and to provide for increased management fees in connection with the management of the vessels M/V Juneau, M/T Pink Sands and M/T Olinda, which agreements subsequently were amended on October 21, 2008, with retroactive effect as of October 1, 2008, to further increase such fees to a range of $828 to $972 (€575 to €675) per vessel per day, and provide for a daily superintendent’s fee of $720 (€500) per vessel per day plus expenses payable to Cardiff for any services performed relating to evaluation of the vessel’s physical condition, supervision of shipboard activities or attendance of repairs and drydockings. Under the vessel-specific management agreements with Cardiff for the M/T Tamara and M/T Tigani we are required to pay daily management fees for each vessel of $972 (€675). See the section entitled “Our Fleet Managers” on page 2 of this report and Note 13 to our September 30, 2008 interim consolidated unaudited financial statements for additional information.
     On June 4, 2008, we filed a shelf registration statement on Form F-3, which was declared effective on June 6, 2008, pursuant to which we may sell up to $200 million of an indeterminate number of securities. On June 19, 2008 we filed a prospectus supplement to the registration statement relating to the offer and sale of up to 4,000,000 common shares in a controlled equity offering through Cantor Fitzgerald & Co. as agent for the sale of the common shares. In the fourth quarter of 2008, we completed the sale of 4,000,000 common shares with net proceeds amounting to $50.9 million, of which 2,122,000 shares were sold subsequent to September 30, 2008 for net proceeds of $14.0 million.
     On August 7, 2008, we concluded a memorandum of agreement for the acquisition of the M/T Tamara, a 1990 built double-hull 95,793 dwt Aframax crude oil carrier from interests associated with Mr. George Economou for a purchase price of $39 million. We took delivery of the vessel on October 17, 2008. The purchase price was financed by a sellers’ unsecured credit of $12 million and the Company’s own funds. The sellers’ credit matures in April 2010 and bears interest at 9.0% per annum, and as a result of the resignation of a member of our board of directors described below, is currently payable in proceeds of new equity issuances of our common shares at any time upon two business days’ notice from the sellers. Furthermore, the Company paid to the sellers an arrangement fee of $100,000 pertaining to the granting of the sellers’ credit and $390,000 to Cardiff as a commission of 1% of the purchase price pursuant to our services agreement with Cardiff. On August 8, 2008, we entered into an agreement to time charter the M/T Tamara for a period of approximately two years to Tri-Ocean Heidmar Tankers LLC, which is 49% owned by a company associated with Mr. George Economou, at a gross daily rate of $27,000. The time charter commenced upon the vessel’s delivery to the Company on October 17, 2008. Pursuant to the memorandum of agreement, the sellers have the option, through the date the sellers’ credit is due, to elect repayment of the sellers’ credit in cash or in the form of common shares of our Company. The number of shares that would be issued is calculated based on the average closing price of the Company’s common shares on the Nasdaq Global Market for the five days before the election to receive payment in the form of common shares. Following the election to receive payment in shares, the Company is required to issue such shares within five banking days. There is no lower limit on the share price in such calculation and therefore no cap on the number of common shares potentially issuable pursuant to the sellers’ credit, with the number of shares issuable increasing with any decrease in our share price. In the case of a change of control of the Company, as defined in the memorandum of agreement, the sellers’ credit becomes immediately due and payable within three banking days from the date of the change of control. A change of control, as defined in the agreements, includes any change in the composition of the board of directors.
     On August 14, 2008, we paid a dividend in the amount of $0.77 per share in respect of the second quarter of 2008. As a result of this dividend payment, we satisfied the test under our Amended and Restated Articles of Incorporation for early conversion of all of our subordinated shares into common shares on a one-for-one basis, and this conversion occurred on August 15, 2008.
     On September 3, 2008, we filed a resale shelf registration statement on Form F-3 to register 2,085,150 common shares on behalf of the selling shareholders Basset Holdings Inc., Steel Wheel Investments Limited, and Seabert Shipping Co. This resale shelf registration statement was amended on October 30, 2008 and has not yet been declared effective. Basset Holdings Inc. and Steel Wheel Investments Limited are owned and controlled by Mr. Antonis Kandylidis, our Chief Executive Officer and Interim Chief Financial Officer. Seabert Shipping Co. is controlled by Mr. Michael Gregos, our Chief Operating Officer.
     On October 9, 2008, we concluded a memorandum of agreement for the acquisition of the M/T Tigani, a 1991 built double-hull 95,951 dwt Aframax crude oil carrier from interests associated with Mr. George Economou for a purchase price of $40 million. We took delivery of the vessel on October 14, 2008. The purchase price was financed by a sellers’ unsecured credit of $13 million and the Company’s own funds. The sellers’ credit matures in April 2010 and bears interest at 9.5% per annum, and as a result of the resignation of a member of our board of directors described below, is currently payable in proceeds of new equity issuances of our common shares at any time upon two business days’ notice from the sellers. Furthermore, the Company paid to the sellers an arrangement fee of $120,000 pertaining to the granting of the sellers’ credit and $400,000 to Cardiff as a commission of 1% of the purchase price pursuant to our related services agreement with Cardiff. Concurrently with delivery of the vessel, the vessel commenced time charter employment with Heidmar Trading LLC, which is 49% owned by a company associated with Mr. George Economou, for a period of approximately one year at a gross daily rate of $29,800. Pursuant to the memorandum of agreement, the sellers have the option, through the date the sellers’ credit is due, to elect repayment of the sellers’ credit in cash or in the form of common shares of our Company. The number of shares that would be issued is calculated based on the average closing price of the Company’s common shares on the Nasdaq Global Market for the five days before the election to receive payment in the form of common shares. Following the election to receive payment in shares, the Company is required to issue such shares within five banking days. There is no lower limit on the share price in such calculation and therefore no cap on the number of common shares potentially issuable pursuant to the sellers’ credit, with the number of shares issuable increasing with any decrease in our share price. In the case of a change of control of the Company, as defined in the memorandum of agreement, the sellers’ credit becomes immediately due and payable within three banking days from the date of the change of control. A change of control, as defined in the agreements, includes any change in the composition of the board of directors.
     On October 11, 2008, the charter of the M/T Olinda was terminated by mutual agreement between the Company and Industrial Carriers Inc. as a result of the charterer’s insolvency, effective upon completion of its then current voyage. In this connection, the Company received nonrefundable cash compensation of approximately $1.2 million and ownership of all bunkers on board the M/T Olinda. The M/T Olinda will be employed in the Blue Fin Tankers Inc. pool for a minimum period of 12 months. Blue Fin is a spot market pool managed by Heidmar Inc., which is 49% owned by a company associated with Mr. George Economou, and consists of Suezmax vessels. The M/T Olinda’s earnings will be derived from the pool’s total net earnings, which we believe will provide high utilization and operating efficiencies. As part of the termination of the charter for the M/T Olinda, the Company and the charterer agreed to a mutual release of claims.
     On November 6, 2008, we paid a dividend in the amount of $0.77 per share in respect of the third quarter of 2008. The declaration and payment of any dividend is subject to the discretion of our board of directors. On December 12, 2008, our board of directors determined, after careful consideration of various factors, including the recent sharp decline in charter rates and vessel values in the drybulk sector, to suspend the payment of cash dividends until such time as the board of directors shall determine in its discretion, in order to preserve capital. The timing and amount of any future dividend payments will depend on our earnings, financial condition, cash requirements and availability, the restrictions in our loan agreements, the provisions of Marshall Islands law affecting the payment of dividends and other factors. Please refer to the discussion of risks under the heading “Risk Factors” beginning on Page 8 of this report.
     On November 18, 2008, the M/V Augusta was delivered from its previous charterer, D’Amato di Navigazione S.p.A., to its new charterer, South China Lines. As a result of the significant decline in the drybulk market, we agreed to renegotiate the contracted time charter rate with South China Lines from $42,100 per day to $16,000 per day, and to amend the period of the time charter from a minimum of 34 months and a maximum of 37 months to a minimum of 35.5 months and a maximum of 40 months.
     Effective November 25, 2008, Harry Kerames, a member of our board of directors, resigned for personal reasons. On December 12, 2008, our board of directors appointed Mr. Panagiotis A. Korakas to the board as an independent director. Mr. Korakas was born in 1950 in Athens, Greece. Mr. Korakas has had an extensive career in the construction and construction materials industry, both as an executive and an entrepreneur. For almost ten years, Mr. Korakas was the General Manager of Korakas & Partners, a commercial construction entity, while during the last 15 years he has run a business enterprise specializing in advanced composite metal construction. Following the resignation of Mr. Kerames, which triggered the sellers’ right to early repayment of the sellers’ credit in the amount of $25 million in respect of the vessels M/T Tamara and M/T Tigani, we and the sellers, which are interests associated with Mr. George Economou, agreed that the sellers waived their right to immediate repayment as a result of the change in the composition of the board. We and the sellers have further agreed that the sellers may, at any time following our entry into the amendatory agreement to our Nordea credit facility (described below), demand prepayment of the sellers’ credit upon two business days’ notice, in whole or in part; provided that such prepayment in cash is limited to payment from proceeds of new equity offerings in accordance with the terms of the amendatory agreement. We are obligated to advise the sellers of the proceeds from the sale of new equity.
     On December 12, 2008, our board of directors determined, after careful consideration of various factors, including the recent sharp decline in charter rates and vessel values in the drybulk sector, to suspend the payment of cash dividends until such time as the board of directors shall determine in its discretion, in order to preserve capital.
     On December 23, 2008, the Compensation Committee of our board of directors granted a cash bonus of about $2.3 million to all employees and executive management of the Company, which was paid on December 29, 2008.
     On December 23, 2008, we entered into a loan agreement with DVB Bank SE for a new secured term loan facility. We have used the proceeds of the loan to make the prepayment in the amount of $25.0 million under our amendatory agreement to our Nordea credit facility (described below). The new loan is for an amount that is $29.55 million, being the lesser of $30.5 million or 55% of the aggregate charter free fair market value of the two vessels as determined within the two weeks prior to drawdown, which was fully drawn on January 14, 2009. The loan is repayable over four years from drawdown in 16 quarterly variable installments with the first four installments being $2.75 million each, followed by four installments of $2.31 million each, followed by eight installments of $1.095 million each, plus a balloon installment of $0.55 million payable together with the last installment. The loan bears interest at 3.0% over LIBOR. The loan is secured with first preferred mortgages on the two vessels, a corporate guarantee by the Company, assignment of earnings and insurances and pledge of shares of the borrowers. The loan agreement includes, among other covenants, financial covenants requiring that (i) liquidity must be at least $500,000 multiplied by the number of vessels owned, (ii) total interest bearing liabilities over the sum of total interest bearing liabilities plus shareholders’ equity adjusted to account for the market value of the vessels must not exceed 90% up to June 30, 2010, 80% up to December 31, 2010 and 70% thereafter; (iii) the ratio of EBITDA to net interest expense of any accounting period must not be less than 2.50 to 1; and (iv) the aggregate charter free fair market value of the two vessels must not be less than 140% (increasing by five percentage points each year, reaching 155% in the last year) of the aggregate outstanding balance. The Company is permitted to pay dividends under the loan of up to 50% of quarterly net profits. The Company will pay a commitment fee of 0.65% per annum on the undrawn balance of the loan. The loan agreement contains certain events of default, including a change of control, a cross-default with respect to other financial indebtedness and a material adverse change in the financial position or prospects of the borrowers or the Company. Upon signing the loan agreement, the Company paid an upfront fee of 1.5% ($457,500) of the loan amount.
      As a result of the recent developments in the drybulk and tanker markets discussed above, the market value of our drybulk carriers and tanker vessels has declined. The market value of drybulk and tanker vessels is sensitive to, among other things, changes in the drybulk and tanker charter markets, respectively, with vessel values deteriorating in times when drybulk and tanker charter rates, as applicable, are falling and improving when charter rates are anticipated to rise. The current low charter rates in the drybulk market coupled with the prevailing difficulty in obtaining financing for vessel purchases have adversely affected drybulk vessel values. The recent fall in oil prices has also led to lower tanker charter rates and tanker vessel values. These conditions have led to a significant decline in the fair market values of our vessels since September 30, 2008, particularly our drybulk carriers. As a result, we were at risk of breaching the collateral maintenance coverage ratio covenant under our $325 million senior secured credit facility with Nordea Bank Norge ASA, or Nordea, as lead arranger, which required us to maintain a fair market value of our vessels of at least 140% of our aggregate outstanding balance under the credit facility.
     In this respect, on January 9, 2009, we entered into an amendatory agreement to our Nordea credit facility which became effective on January 23, 2009. The amendatory agreement waives the breach of the collateral maintenance coverage ratio covenant contained in such credit facility resulting from the decrease in the market value of our vessels and reduces the level of the collateral maintenance coverage ratio to a level between 90% and 125% for the remaining term of the agreement, with such waiver taking effect from the date of prior breach to the effective date of the amendatory agreement. In addition the amendatory agreement (i) requires us to make a prepayment of $25.0 million of principal upon the funding of the loan with DVB Bank SE as described above, which such funding and prepayment have been made; (ii) requires us to pay interest at a 2.5% margin over LIBOR; (iii) requires us to pay an arrangement fee of $451,583 which equals 0.15% to each bank syndicate member that consented to the amendatory agreement by January 9, 2009; (iv) prohibits us from paying dividends; (v) limits our ability to make capital expenditures; (vi) imposes restrictions on making payment, in cash, of the sellers’ credit in the aggregate amount of $25.0 million in respect of the M/T Tamara and the M/T Tigani, except that we are permitted to pay the seller’s credit with the proceeds of new equity offerings made on or after January 1, 2009, or in the form of common shares, which the sellers may request at any time, provided that we may not prepay the sellers’ credit in cash if an event of default has occurred and is continuing and (vii) requires us to provide additional collateral. The amendment does not modify the other financial covenants contained in the Nordea credit facility, such as the leverage ratio, interest coverage ratio or liquidity covenants described in “Our Loan Agreement Covenants” on page 7 herein.

Our Loan Agreement Covenants
     We currently have a $325 million senior secured credit facility with a bank syndicate led by Nordea, consisting of Tranche A, a reducing revolving credit facility of $200 million, and Tranche B, a term loan facility of $125 million. Due to the significant decline in the fair market values of our vessels, particularly our drybulk carriers, we were at risk of breaching the collateral maintenance coverage ratio covenant under this credit facility, which required us to maintain a fair market value of our vessel of at least 140% of our outstanding balance under the credit facility.
     In this respect, on January 9, 2009, we entered into an amendatory agreement to our Nordea credit facility that went effective on January 23, 2009. The amendatory agreement waives the breach of the collateral maintenance coverage ratio covenant contained in such credit facility resulting from the decrease in the market value of our vessels and reduces the level of the collateral maintenance coverage ratio from 140% to a level between 90% and 125% for the remaining term of the agreement, with such waiver taking effect from the date of prior breach to the effective date of the amendatory agreement. In addition, under the amendatory agreement (i) we are required to make a prepayment of $25 million of principal no later than January 31, 2009, which such prepayment has occurred and has reduced the final balloon payment of our term loan facility under Tranche B; (ii) we are required to pay interest at a 2.5% margin over LIBOR; (iii) we are required to pay an arrangement fee of 0.15% to each bank syndicate member under the credit facility having consented to the amendatory agreement by January 9, 2009; (iv) we are prohibited from paying dividends; (v) we are prohibited from making any capital expenditures except for those related to the ordinary course of business of our ships; (vi) we are restricted from paying, in cash, the sellers’ credit prior to maturity in the aggregate amount of $25.0 million in respect of the M/T Tamara and the M/T Tigani, except that we are permitted to pay the sellers’ credit from proceeds from one or more equity offerings made on or after January 1, 2009, or in the form of common shares, which the sellers may request at any time; provided that, we may not prepay the sellers’ credit in cash if an event of default has occurred and is continuing; and (vii) we are required to provide additional collateral in the form of second priority mortgages on the vessels M/T Tamara and M/T Tigani and third priority mortgages on the M/V Austin and M/V Trenton.
      On December 23, 2008, we entered into a new secured term loan facility with DVB Bank. We have used the proceeds of the loan to make the prepayment in the amount of $25.0 million under our amendatory agreement to our Nordea credit facility. The amount of the new credit facility is $29.55 million, being the lesser of $30,500,000 and 55% of the aggregated charter free fair market value of the above two vessels as determined within the two weeks prior to drawdown, which was fully drawn down on January 14, 2009. Upon signing of the new credit facility agreement, we paid an upfront fee of 1.50% of the loan amount and we will pay a commitment fee of 0.65% per annum calculated on the undrawn amount of the loan. The loan bears interest at 3.0% over LIBOR.
     Both of our credit facilities with Nordea and DVB Bank SE include certain events of default, such as a change of control, a cross-default with respect to financial indebtedness or a material adverse change in the financial position or prospects of the borrowers or the Company. Under the DVB credit facility agreement, the failure of our Chief Executive Officer, Mr. Antonis Kandylidis, or a company controlled by him or his immediate family, to maintain his existing beneficial ownership of all common shares he currently owns in our company, or his failure to remain a member of the board of directors, would violate an affirmative covenant. Our loan agreements also include, among other covenants, financial covenants requiring:
•	(i) in the case of our Nordea credit facility, the ratio of funded debt to the sum of funded debt plus shareholders’ equity at each quarter be no greater than 0.70 to 1.00. Funded debt is defined as including all financial indebtedness and obligations under interest rate agreements, guarantees and all obligations to pay a specific price for goods and services whether or not accepted and (ii) in the case of our DVB credit facility, the ratio of interest bearing debt over the sum of the total interest bearing debt plus shareholders’ adjusted equity at each quarter be no greater than 0.90 to 1.00 up to June 30, 2010, 0.80 to 1.00 up to December 31, 2010 and 0.70 to 1.00 thereafter. For purposes of calculating DVB credit facility ratio, the shareholders’ equity will be adjusted to account for the difference between the market value and the net book value of our vessels and other assets;

•	liquidity must not be less than $500,000 multiplied by the number of vessels owned. Liquidity under our DVB credit facility is defined as cash, and under our Nordea credit facility it is defined as cash, cash equivalents and undrawn availability under Tranche A with a maturity of less than 12 months;

•	the ratio of EBITDA to net interest expense at each quarter end must not be less than 2.50 to 1; and

•	(i) in the case of our Nordea credit facility, the aggregate fair market value of the vessels in our fleet other than the M/T Tamara and M/T Tigani, plus proceeds from a vessel’s sale or insurance proceeds from a vessel’s loss, and the excess of the fair market value of each of the M/T Tamara and M/T Tigani over the recorded amount of the first priority ship mortgage over each such vessel under our DVB credit facility, shall be not less than (a) 90% of the aggregate outstanding balance under the credit facility plus any unutilized commitment in respect of Tranche A until June 30, 2009, (b) 100% of the aggregate outstanding balance under the credit facility plus any unutilized commitment in respect of Tranche A from July 1, 2009 to December 31, 2009, (c) 110% of the aggregate outstanding balance under the credit facility plus any unutilized commitment in respect of Tranche A from January 1, 2010 to March 31, 2010, (d) 115% of the aggregate outstanding balance under the credit facility plus any unutilized commitment in respect of Tranche A from April 1, 2010 to June 30, 2010, and (e) 125% of the aggregate outstanding balance under the credit facility plus any unutilized commitment in respect of Tranche A at all times thereafter; and (ii) in the case of our DVB credit facility, the aggregate charter free market value of the M/T Tamara and M/T Tigani must not be less than 140% of the aggregate outstanding balance under the DVB credit facility, a ratio that increases by five percentage points each year, reaching 155% in the last year.
     Under our Nordea credit facility, EBITDA is defined as consolidated earnings before interest, taxes, depreciation and amortization and drydocking expenses, adjusted for non-cash losses or gains and extraordinary gains on asset sales that have been included in the calculation of consolidated earnings. Under our new credit facility, EBITDA is defined as consolidated earnings before interest, taxes, depreciation and amortization, adjusted for non-cash losses or gains on asset sales adding back any vessels’ survey and drydocking expenses.
     Under our loan agreements, a change-of-control will be deemed to have occurred if (i) a person or entity that was not a beneficial owner of our capital stock at the respective time of our entry into such facility becomes the beneficial owner, directly or indirectly, of more than 20% of the voting or ownership interest in our company or (ii) our board of directors ceases to consist of a majority of directors existing as of the date we entered into such agreement or directors nominated by at least two-thirds of the then-existing directors. A change of control constitutes an event of default under our loan agreements and therefore entitles our lenders to declare our indebtedness under such agreements immediately due and payable.
     Under the January 9, 2009 amendatory agreement to our Nordea credit facility, which matures in October 2015, we are prohibited from paying dividends during the term of such credit facility. In the event that we are permitted to pay cash dividends under our Nordea credit facility, our DVB loan agreement contains additional restrictions. Under our DVB loan, we will be permitted, without our lender’s consent, to pay dividends of up to 50% of quarterly net profits if our Company has been profitable for the preceding four quarters and if we comply with all covenants. Dividend payments that would require use of the remaining 50% of our quarterly net profits would be subject to our lender’s consent.
     On December 12, 2008, our board of directors determined, after careful consideration of various factors, including the recent sharp decline in charter rates and vessel values in the drybulk sector, to suspend the payment of cash dividends until such time as the board of directors shall determine in its discretion, in order to preserve capital.

     As noted above, we have amended our Nordea credit facility in order to obtain a reduction of the collateral maintenance coverage ratio in light of current vessel values. We may need to seek permission from our lenders, under the terms of this amendment or the other terms of our loan agreements, in order to engage in some corporate actions that would otherwise put us at risk of default. Our lenders’ interests may be different from ours and we may not be able to obtain our lenders’ permission or waivers when needed. This may limit our ability to continue to conduct our operations, reinstate the payment of dividends, finance our future operations, make acquisitions or pursue business opportunities.
RISK FACTORS
     Set forth below are updated or additional risk factors which should be read together with the risk factors contained in our Registration Statement on Form F-3 (Registration No. 333-150579) declared effective on June 6, 2008 and our Annual Report on Form 20-F for the fiscal year ended December 31, 2007 filed with the Securities and Exchange Commission on March 7, 2008.
Industry Specific Risk Factors

The downturns in the drybulk carrier and tanker charter markets may have an adverse effect on our earnings, affect compliance with our loan covenants, and require us to raise additional capital in order to comply with our loan covenants.
     The BDI, a daily average of charter rates in 26 shipping routes measured on a time charter and voyage basis covering Supramax, Panamax and Capesize drybulk carriers, declined from a high of 11,793 in May 2008 to 1,004 on January 27, 2009, reaching a low of 663 in December 2008, which represents a decline of 94%. The BDI fell over 70% during the month of October alone. The decline in charter rates is due to various factors, including the lack of trade financing for purchases of commodities carried by sea, which has resulted in a significant decline in cargo shipments, and the excess supply of iron ore in China which has resulted in falling iron ore prices and increased stockpiles in Chinese ports. The decline in charter rates in the drybulk market also affects the value of our drybulk vessels, which follow the trends of drybulk charter rates, and earnings on our charters, and similarly, affects our cash flows, liquidity and compliance with the covenants contained in our loan agreements.
     In the second half of 2008 and beginning of 2009, the slowdown in global economic growth led to a significant decline in oil prices from a high of $145 per barrel in July 2008 to $42 per barrel on January 27, 2009 after reaching a low of $39 per barrel in November 2008. OPEC has responded to this decrease in oil price by reducing oil supply significantly. The recent rapid decline in global oil prices has negatively impacted tanker charter rates as well as the value of our tanker vessels. According to industry sources, the average spot market rate for a Suezmax tanker for the benchmark Suezmax tanker route loading in West Africa and discharging in the U.S. Atlantic Coast declined from a high of $138,943 per day in July 2008 to a low of $35,018 per day in November 2008, which represents a decline of 75%. The average spot market rate for this benchmark route was $56,574 per day on December 31, 2008, which represents a decline of 59% from the high reached in July 2008. Although this effect has not been as severe as the decline in the drybulk market, this decline in tanker charter rates and commensurate decline in our tanker vessel values affects our cash flows, liquidity and compliance with the covenants contained in our loan agreements.
     On January 9, 2009, we entered into an amendment to our Nordea credit facility waiving the prior breach of the collateral maintenance coverage ratio contained in such credit facility resulting from the decrease in the market value of our vessels and reducing the level of the collateral maintenance coverage ratio for the remaining term of the agreement.
     If the current low charter rates in the drybulk and tanker markets continue through any significant period in 2009 and 2010, when time charters for our vessels expire and we are consequently exposed to then-prevailing charter rates, our earnings may be adversely affected. If these trends continue, in order to remain viable, we may have to extend the period in which we suspend dividend payments or reinstate dividend payments at a reduced level (subject to restrictions in our credit facilities, including a prohibition on dividend payments set forth in our amended Nordea credit facility, which matures in October 2015), sell vessels in our fleet and/or seek to raise additional capital in the equity markets. If we are able to sell additional shares at a time when the charter rates in the drybulk and tanker charter markets are low, such sales could be at prices below those at which shareholders had purchased their shares, which could, in turn, result in significant dilution of our then existing shareholders and affect our ability to pay dividends and our earnings per share. Even if we are able to raise additional capital in the equity markets, there is no assurance we will be able to comply with our loan covenants.

A further economic slowdown in the Asia Pacific region could exacerbate the effect of recent slowdowns in the economies of the United States and the European Union and may have a material adverse effect on our business, financial condition and results of operations.
     We anticipate a significant number of the port calls made by our vessels will continue to involve the loading or discharging of dry bulk commodities in ports in the Asia Pacific region. As a result, negative change in economic conditions in any Asia Pacific country, but particularly in China, may exacerbate the effect of recent slowdowns in the economies of the United States and the European Union and may have a material adverse effect on our business, financial position and results of operations, as well as our future prospects. In recent years, China has been one of the world’s fastest growing economies in terms of gross domestic product, which has had a significant impact on shipping demand. Through the end of the third quarter of 2008, China’s gross domestic product was approximately 2.3% lower than it was during the same period in 2007, and it is likely that China and other countries in the Asia Pacific region will continue to experience slowed or even negative economic growth in the near future. Moreover, the current economic slowdown in the economies of the United States, the European Union and other Asian countries may further adversely affect economic growth in China and elsewhere. China has recently announced a $586 billion stimulus package aimed in part at increasing investment and consumer spending and maintaining export growth in response to the recent slowdown in its economic growth. Our business, financial condition, results of operations, ability to pay dividends as well as our future prospects, will likely be materially and adversely affected by a further economic downturn in any of these countries.
Disruptions in world financial markets and the resulting governmental action in the United States and in other parts of the world could have a material adverse impact on our ability to obtain financing, our results of operations, financial condition and cash flows and could cause the market price of our common shares to decline.
     There are strong signs that the United States and other parts of the world are experiencing significantly deteriorating economic conditions and have entered into a recession. For example, the credit markets worldwide and in the United States have experienced significant contraction, de-leveraging and reduced liquidity, and the United States federal government, state governments and foreign governments have implemented and are considering a broad variety of governmental action and/or new regulation of the financial markets. Securities and futures markets and the credit markets are subject to comprehensive statutes, regulations and other requirements. The U.S. Securities and Exchange Commission, other regulators, self-regulatory organizations and exchanges are authorized to take extraordinary actions in the event of market emergencies, and may effect changes in law or interpretations of existing laws.
      Recently, a number of financial institutions have experienced serious financial difficulties and, in some cases, have entered bankruptcy proceedings or are in regulatory enforcement actions. The uncertainty surrounding the future of the credit markets in the United States and the rest of the world has resulted in reduced access to credit worldwide. As of January 30, 2009, we had total outstanding indebtedness of $330.6 million consisting of $305.6 million under our existing credit facilities and a $25.0 million sellers’ credit due in connection with the acquisition of the M/T Tigani and M/T Tamara.
     We face risks attendant to changes in economic environments, changes in interest rates, and instability in certain securities markets, among other factors. Major market disruptions and the current adverse changes in market conditions and regulatory climate in the United States and worldwide may adversely affect our business or impair our ability to borrow amounts under our credit facilities or any future financial arrangements. The current market conditions may last longer than we anticipate. These recent and developing economic and governmental factors may have a material adverse effect on our results of operations, financial condition or cash flows and could cause the price of our common shares to further decline significantly.
Acts of piracy on ocean-going vessels have recently increased in frequency, which could adversely affect our business.
     Acts of piracy have historically affected ocean-going vessels trading in regions of the world such as the South China Sea and in the Gulf of Aden off the coast of Somalia. Throughout 2008 the frequency of piracy incidents has increased significantly, particularly in the Gulf of Aden off the coast of Somalia, with drybulk vessels and tankers particularly vulnerable to such attacks. For example, in November 2008, the M/V Sirius Star, a tanker vessel not affiliated with us, was captured by pirates in the Indian Ocean while carrying crude oil estimated to be worth $100 million, and was released in January 2009 upon a ransom payment of $3 million. If these piracy attacks result in regions in which our vessels are deployed being characterized as “war risk” zones by insurers, as the Gulf of Aden temporarily was in May 2008, or Joint War Committee (JWC) “war and strikes” listed areas, premiums payable for such coverage could increase significantly and such insurance coverage may be more difficult to obtain. In addition, crew costs, including due to employing onboard security guards, could increase in such circumstances. We may not be adequately insured to cover losses from these incidents, which could have a material adverse effect on us. In addition, any detention hijacking as a result of an act of piracy against our vessels, or an increase in cost, or unavailability, of insurance for our vessels, could have a material adverse impact on our business, financial condition, results of operations and ability to reinstate the payment of dividends.
Company Specific Risk Factors
We may not be able to comply with the collateral maintenance coverage ratio covenants in our credit facilities, which may affect our ability to conduct our business if we are unable to obtain waivers or covenant modifications from our lenders.
     Our two credit facilities, with Nordea Bank Norge ASA and DVB Bank SE, respectively, require us to maintain a minimum ratio of the fair market value of our vessels mortgaged thereunder to our aggregate outstanding balance under each respective credit facility (please see “Our Loan Agreement Covenants” on page 7 herein). The market value of drybulk and tanker vessels is sensitive to, among other things, changes in the drybulk and tanker charter markets, respectively, with vessel values deteriorating in times when drybulk and tanker charter rates, as applicable, are falling and improving when charter rates are anticipated to rise. The current low in charter rates in the drybulk market coupled with the prevailing difficulty in obtaining financing for vessel purchases have adversely affected drybulk vessel values. The recent fall in oil prices has also led to lower tanker charter rates and tanker vessel values. These conditions have led to a significant decline in the fair market values of our vessels since September 30, 2008, particularly our drybulk carriers.
     On January 9, 2009, we entered into an amendatory agreement to our Nordea credit facility which became effective on January 23, 2009. The amendatory agreement waives the breach of the collateral maintenance coverage ratio covenant contained in such credit facility resulting from the decrease in the market value of our vessels and reduces the level of the collateral maintenance coverage ratio to a level between 90% and 125% for the remaining term of the agreement, with such waiver taking effect from the date of prior breach to the effective date of the amendatory agreement. Although we expect to be in compliance with the collateral maintenance coverage ratio covenants under our two credit facilities, in the future we may fall out of compliance if our vessel values experience further declines. If this were to occur, under the terms of our two credit facilities, our lenders could require us to post additional collateral or pay down our indebtedness to a level where we are in compliance with our loan covenants and, if we are unable to post this collateral, make these prepayments or obtain a waiver, our lenders could accelerate our indebtedness, which would impair our ability to continue to conduct our business. In such an event, our auditors may give either an unqualified opinion with an explanatory paragraph relating to the disclosure in the notes to our financial statements as to the substantial doubt of our ability to continue as a going concern, or a qualified, adverse or disclaimer of opinion, which could lead to additional defaults under our loan agreements.
     If the current low charter rates in the drybulk market and the tanker market and low vessels values continue or decrease further, our ability to comply with various other covenants in our loan agreements may be adversely affected. In such event, we may have to seek additional covenant modifications or waivers. Any default by or the failure of our charterers to honor their obligations to us under our charter agreements would reduce the likelihood that our lenders would be willing to provide waivers or covenant modifications or other accommodations. If our indebtedness is accelerated in full or in part, it would be very difficult in the current financing environment for us to refinance our debt or obtain additional financing and we could lose our vessels if our lenders foreclose their liens.
     Furthermore, if the current low charter rates in the drybulk market and the tanker market continue or decrease further, we may have to record impairment adjustments to our financial statements (please see “Vessel Lives and Impairment” on page 18 herein), which would adversely affect our financial results and further hinder our ability to raise capital. If we find it necessary to sell our vessels at a time when vessel prices are low, we will recognize losses and a reduction in our earnings which could affect our ability to raise additional capital necessary to comply with our loan covenants.

We depend upon a few significant customers for a large part of our revenues and the loss of one or more of these customers could adversely affect our financial performance.
     We derive a significant part of our revenue from a small number of customers, with 59% of our revenues for the nine-month period ended September 30, 2008 generated from four charterers. Our fleet is employed under fixed rate period charters or pooling arrangements to nine customers or their affiliates. If one or more of these customers is unable to perform under one or more charters with us and we are not able to find a replacement charter, or if a customer exercises certain rights to terminate the charter, we could suffer a loss of revenues that could materially adversely affect our business, financial condition and results of operations.
     We could lose a customer or the benefits of a time charter if, among other things:
•	the customer fails to make charter payments because of its financial inability, disagreements with us or otherwise;

•	the customer terminates the charter because we fail to deliver the vessel within a fixed period of time, the vessel is lost or damaged beyond repair, there are serious deficiencies in the vessel or prolonged periods of off-hire, or if we are otherwise in default under the charter; or

•	the customer terminates the charter because the vessel has been subject to seizure for more than a specified number of days.
     If we lose a key customer, we may be unable to obtain charters on comparable terms or may become subject to the volatile spot market, which is highly competitive and subject to significant price fluctuations. The time charters on which we deploy 12 of the vessels in our fleet provide for charter rates that are significantly above current market rates, particularly spot market rates that most directly reflect the current depressed levels of the drybulk and tanker charter markets. If it were necessary to secure substitute employment, in the spot market or on time charters, for any of these vessels due to the loss of a customer in these market conditions, such employment would be at a significantly lower charter rate than currently generated by such vessel, or we may be unable to secure a charter at all, in either case, resulting in a significant reduction in revenues. For example, we had entered into a time charter for one of our tanker vessels, the M/T Olinda at a rate of $41,025 per day with Industrial Carriers Corp. and on October 11, 2008, the charter was terminated by mutual agreement as a result of the charterer’s insolvency. We have since deployed the vessel in the Blue Fin Tankers Inc. spot market pool where the vessel generates revenues based on spot market charter rates. The loss of any of our customers, time charters or vessels, or a decline in payments under our charters, could have a material adverse effect on our business, results of operations and financial condition and our ability to pay dividends, if any, in the future.
The failure of our counterparties to meet their obligations under our time charter agreements could cause us to suffer losses or otherwise adversely affect our business.
     Twelve of our vessels are currently employed under time charters with ten customers, with 59% of our revenues for the nine months ended September 30, 2008 generated from four customers chartering our drybulk carriers. The ability and willingness of each of our counterparties to perform its obligations under a time charter agreement with us will depend on a number of factors that are beyond our control and may include, among other things, general economic conditions, the condition of the drybulk shipping and tanker industries and the overall financial condition of the counterparty. In addition, in depressed market conditions, there have been reports of charterers renegotiating their charters or defaulting on their obligations under charters and our customers may fail to pay charterhire or attempt to renegotiate charter rates. For example, we recently agreed to reduce the contracted charter rate for one of our drybulk vessels, the M/V Augusta, from $42,100 per day to $16,000 per day. The time charters on which we deploy 12 of the vessels in our fleet, including the M/V Augusta, provide for charter rates that are significantly above current market rates. Should a counterparty fail to honor its obligations under agreements with us, it may be difficult to secure substitute employment for such vessel, and any new charter arrangements we secure in the spot market or on time charters would be at lower rates given currently decreased charter rate levels, particularly in the drybulk carrier market. For example, we had entered into a time charter for one of our tanker vessels, the M/T Olinda, at a rate of $41,025 per day with Industrial Carriers Corp. and on October 11, 2008, the charter was terminated by mutual agreement as a result of the charterer’s insolvency. We have since deployed the vessel in the Blue Fin spot market pool where the vessel generates revenues based on spot market charter rates. If our charterers fail to meet their obligations to us or attempt to renegotiate our charter agreements, we could sustain significant losses which could have a material adverse effect on our business, financial condition, results of operations and cash flows, as well as our ability to pay dividends, if any, in the future, and comply with covenants in our credit facilities.
Our earnings may be adversely affected if we do not successfully employ our vessels.
     Our strategy is to employ our vessels on fixed rate period charters, three of which expire in 2009. In addition, one of our vessels, the M/T Olinda, is employed in a spot market pool. Current charter rates have sharply declined from historically high levels and the charter market remains volatile. In the past, charter rates for vessels have declined below operating costs of vessels. If our vessels become available for employment in the spot market or under new period charters during periods when charter rates are at depressed levels, we may have to employ our vessels at depressed charter rates which would lead to reduced or volatile earnings. We cannot assure you that future charter rates will be at a level that will enable us to operate our vessels profitably or to reinstate dividend payments or repay our debt.
The aging of our fleet may result in increased operating costs in the future, which could adversely affect our earnings.
     In general, the costs to maintain a vessel in good operating condition increase with the age of the vessel. As of January 30, 2009, our fleet has an average age of 13.9 years. Older vessels are typically less fuel-efficient and more costly to maintain than more recently constructed vessels due to improvements in engine technology. Cargo insurance rates increase with the age of a vessel, making older vessels less desirable to charterers. Governmental regulations, safety or other equipment standards related to the age of vessels may require expenditures for alterations or the addition of new equipment to our vessels and may restrict the type of activities in which our vessels may engage. We cannot assure you that, as our vessels age, market conditions will justify those expenditures or enable us to operate our vessels profitably during the remainder of their useful lives.
The derivative contracts we have entered into to hedge our exposure to fluctuations in interest rates could result in higher than market interest rates and charges against our income.
      We have entered into two interest rate swaps for purposes of managing our exposure to fluctuations in interest rates applicable to indebtedness under our Nordea credit facility which was advanced at a floating rate based on LIBOR. Our hedging strategies, however, may not be effective and we may incur substantial losses if interest rates move materially differently from our expectations. Since our existing interest rate swaps do not, and future derivative contracts may not, qualify for treatment as hedges for accounting purposes we recognize fluctuations in the fair value of such contracts in our income statement. In addition, our financial condition could be materially adversely affected to the extent we do not hedge our exposure to interest rate fluctuations under our financing arrangements, including under our new DVB credit facility, under which loans have been advanced at a floating rate based on LIBOR and for which we have not entered into an interest rate swap or other hedging arrangement. Any hedging activities we engage in may not effectively manage our interest rate exposure or have the desired impact on our financial conditions or results of operations. At September 30, 2008, the fair value of our interest rate swaps was an unrealized gain of $1.2 million. Due to the decline in interest rates since September 30, 2008, the fair value of our interest rate swaps at December 17, 2008, which is the most recent date for which the Company has received a fair value estimate, amounted to an unrealized loss of approximately $17.0 million. See Note 7 to our interim consolidated unaudited financial statements as of and for the nine month period ended September 30, 2008.
Investors may experience significant dilution as a result of the financing of recent vessel acquisitions and future offerings.
     Pursuant to the sellers’ credit aggregating $25 million with which we financed a portion of the acquisition cost for the M/T Tamara and the M/T Tigani in October 2008, the sellers of such vessels, which are interests associated with Mr. George Economou, can elect to receive payment for such credit in our common shares at any time, which would increase the number of our outstanding common shares. The number of shares potentially issuable pursuant to the sellers’ credit is calculated based on the average closing price of our common shares on the Nasdaq Global Market for the five days before the election to receive payment in the form of common shares. There is no lower limit on the share price in such calculation and therefore no cap on the number of common shares potentially issuable pursuant to the sellers’ credit, with the number of shares issuable increasing with any decrease in our share price. Assuming that election was made with respect to the aggregate of $25 million and assuming such average share price equals $3.83, which was the last reported sale price for our common shares on The Nasdaq Global Market on January 29, 2009, we would issue 6,527,415 common shares, representing an approximate 35.2% increase in our issued and outstanding common shares. As our loan agreements contain provisions providing that a change-of-control will be deemed to have occurred if a person or entity, that was not a beneficial owner of our capital stock at the respective times of our entry into such agreements, becomes the beneficial owner, directly or indirectly, of more than 20% of the voting or ownership interest in our company, such issuances of common shares could result in a change-of-control constituting an event of default under these loan agreements that entitles our lenders to declare all of our indebtedness thereunder immediately due and payable.
     In addition the proceeds raised by the sale of our shares in any particular offering we may undertake may not be sufficient to meet our capital needs, particularly if the charter rates in the drybulk and tanker charter markets remain low for a prolonged period of time and we may have to attempt to sell additional shares. As we seek to satisfy our capital needs, lenders may be unwilling to provide future financing or will provide future financing at significantly increased rates.
      If we are able to sell shares in the future, the prices at which we sell these shares will vary, and these variations may be significant. Purchasers of the shares we sell pursuant to future offerings, as well as our existing shareholders, will experience significant dilution if we sell these future shares at prices significantly below the price at which previous shareholders invested.
Our board of directors has recently determined to suspend the payment of cash dividends as a result of market conditions in the international shipping industry, and until such market conditions significantly improve, it is unlikely that we will reinstate the payment of dividends and if reinstated, it is likely that any dividend payments would be at reduced levels.
     We previously paid regular cash dividends on a quarterly basis from our operating surplus, in amounts substantially equal to our available cash from operations in the previous quarter, less any cash reserves for dry-dockings and working capital, as determined by our board of directors. Our board of directors has recently determined to suspend the payment of cash dividends as a result of market conditions in the international shipping industry and in particular the sharp decline in charter rates and vessel values in the drybulk sector. Until such market conditions significantly improve, it is unlikely that we will reinstate the payment of dividends and if reinstated, it is likely that any dividend payments would be at reduced levels. Furthermore, the amendatory agreement to our Nordea credit facility, which matures in October 2015, prohibits us from paying dividends. In addition, in the event that we are permitted to pay cash dividends under our Nordea credit facility, our DVB loan agreement contains additional restrictions. Specifically, we will be required to obtain our lender’s consent for dividend payments in excess of 50% of our quarterly net profit. Accordingly, pursuant to the restrictions on dividend payments contained in our DVB credit facility, had it been in effect when we declared our dividend of $0.77 per share in respect of the third quarter of 2008, we would have been required to obtain the consent of our lender thereunder in order to pay a dividend above $0.31 per share, or reduce our dividend by 60.0%, on a per share basis, to $0.31 per share.
     As a result of deteriorating market conditions and restrictions imposed by our lenders, we will not reinstate the payment of dividends until our Nordea credit facility matures in October 2015 or the prohibition on our payment of dividends is removed from our amended Nordea credit facility agreement. If reinstated, it is likely that any dividend payments would be at reduced levels.

PER SHARE MARKET PRICE INFORMATION
     Our common shares have traded on the NASDAQ Global Market under the symbol “OCNF” since April 30, 2007.
     The table below sets forth the high and low closing prices for each of the periods indicated for our common shares.

2007	High	Low
April 30, 2007 to June 30, 2007	$20.70	$19.14
3rd Quarter ended September 30, 2007	24.40	18.80
4th Quarter ended December 31, 2007	30.45	16.88
2007 Annual	30.45	16.88

2008	High	Low
1st Quarter ended March 31, 2008	$24.65	$15.30
2nd Quarter ended June 30, 2008	26.70	21.48
3rd Quarter ended September 30, 2008	22.76	12.29
4th Quarter ended December 31, 2008	13.60	1.87
2008 Annual	26.70	1.87

Most Recent Six Months	High	Low
July 2008	$22.76	$19.41
August 2008	20.15	17.05
September 2008	18.63	12.29
October 2008	13.60	6.05
November 2008	6.58	1.87
December 2008	5.11	2.33
January 1 to 29, 2009	5.23	3.27

MANAGEMENT’S DISCUSSION AND ANALYSIS OF
FINANCIAL CONDITION AND RESULTS OF OPERATIONS
Unless otherwise specified herein, references to “OceanFreight Inc.” or the “Company” or “we” shall include OceanFreight Inc. and its applicable subsidiaries. The following management’s discussion and analysis is intended to discuss our financial condition, changes in financial condition and results of operations, and should be read in conjunction with our interim consolidated unaudited financial statements and their notes included therein.
This discussion contains forward-looking statements made pursuant to the safe harbor provisions of the Private Securities Reform Act of 1995, as codified in Section 27A of the U.S. Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. These forward looking statements reflect our current views with respect to future events and financial performance. Our actual results may differ materially from those anticipated in these forward-looking statements as a result of certain factors among which are the following: (i) charter demand and/or charter rates, (ii) production or demand for the types of drybulk and petroleum products that are transported by the Company’s vessels, or (iii) operating costs including but not limited to changes in crew salaries, insurance, provisions, repairs, maintenance and overhead expenses. For additional information on the Company’s financial condition and results of operation please refer to our Annual Report on Form 20-F for the year ended December 31, 2007 filed with the Securities and Exchange Commission on March 7, 2008.
Operating Results
We generate revenues by charging customers for the transportation of drybulk and crude oil cargoes using our vessels. Twelve of our thirteen vessels are currently employed under time charters to well-established and reputable charterers. One vessel, the M/T Olinda, is employed in the Blue Fin Tankers Inc. spot market pool and we may employ additional vessels under spot market charters in the future. A time charter is a contract for the use of a vessel for a specific period of time during which the charterer pays substantially all of the voyage expenses, including port and canal charges and the cost of bunkers (fuel oil), but the vessel owner pays the vessel operating expenses, including the cost of crewing, insuring, repairing and maintaining the vessel, the costs of spares and consumable stores and tonnage taxes. Under a spot market charter, the vessel owner pays both the voyage expenses (less specified amounts covered by the voyage charterer) and the vessel operating expenses. Under both types of charters we pay commissions to ship brokers and to in-house brokers associated with the charterer, depending on the number of brokers involved with arranging the charter. Vessels operating in the spot-charter market generate revenues that are less predictable than time charter revenues but may enable us to capture increased profit margins during periods of improvement in drybulk and tanker rates. However, we are exposed to the risk of declining drybulk and tanker rates when operating in the spot market, which may have a materially adverse impact on our financial performance. As of September 30, 2008, our charters had remaining terms ranging between two months and 51 months.
Factors Affecting our Results of Operations
We believe that the important measures for analyzing future trends in our results of operations consist of the following:
•	Calendar days. Calendar days are the total days the vessels were in our possession for the relevant period including off hire days.

•	Voyage days. Total voyage days are the total days the vessels were in our possession for the relevant period net of off hire days.

•	Fleet utilization. Fleet utilization is the percentage of time that our vessels were available for revenue-generating voyage days, and is determined by dividing voyage days by fleet calendar days for the relevant period.

•	TCE rates. Time charter equivalent, or TCE, is a measure of the average daily revenue performance of a vessel on a per voyage basis. TCE is a non-GAAP measure. Our method of calculating TCE is consistent with industry standards and is determined by dividing gross revenues (net of voyage expenses) by voyage days for the relevant time period. Voyage expenses primarily consist of port, canal and fuel costs that are unique to a particular voyage, which would otherwise be paid by the charterer under a time charter contract, as well as commissions. TCE is a standard shipping industry performance measure that we use because we believe it is useful in comparing period-to-period changes in a shipping company’s performance despite changes in the mix of charter types (i.e., spot charters, time charters and bareboat charters) under which the vessels may be employed between the periods.
The following table reflects our calendar days, voyage days, fleet utilization and daily TCE rate for the nine-month period ended September 30, 2008.

	Drybulk
	Carriers	Tankers	Fleet
Calendar days	2,466	532	2,998
Voyage days	2,458	532	2,990
Fleet utilization	99.7%	100%	99.7%
Time charter equivalent (TCE) daily rate	$33,985	$42,065	$35,423
The following table reflects the calculation of our TCE daily rates for the nine-month period ended September 30, 2008:
(Dollars in thousands except for Daily TCE rate)

	Drybulk
	Carriers	Tankers	Fleet
Voyage revenues and imputed deferred revenue	$87,805	$30,766	$118,571
Voyage expenses	(4,270)	(8,387)	(12,657)

Time charter equivalent revenues	$83,535	$22,379	$105,914

Total voyage days for fleet	2,458	532	2,990

Daily TCE rate	$33,985	$42,065	$35,423
• Spot Charter Rates. Spot charterhire rates are volatile and fluctuate on a seasonal and year-to-year basis. The fluctuations are caused by imbalances in the availability of cargoes for shipment and the number of vessels available at any given time to transport these cargoes.
• Voyage and Time Charter Revenue. Our revenues will be driven primarily by the number of vessels in our fleet, the number of days during which our vessels operate and the amount of daily charterhire rates that our vessels earn under charters, which, in turn, will be affected by a number of factors, including:
•	the duration of our charters;

•	our decisions relating to vessel acquisitions and disposals;

•	the amount of time that we spend positioning our vessels;

•	the amount of time that our vessels spend in drydock undergoing repairs;

•	maintenance and upgrade work;

•	the age, condition and specifications of our vessels;

•	levels of supply and demand in the drybulk and crude oil shipping industries; and

•	other factors affecting spot market charterhire rates for drybulk and tanker vessels.
With the exception of the M/T Olinda, all of our vessels are employed under time charters, which, as of September 30, 2008 had a remaining duration of a minimum of two months and a maximum of 51 months. We believe that these long-term charters provide better stability of earnings than spot market rates and consequently increase our cash flow visibility to our shareholders.

The M/T Olinda is employed in a spot market pool. Under the pooling agreement, the vessel will earn charterhire in accordance with the pool point formula as defined in the pool agreement. The pooling agreement provides that charterhire will be paid 30 days in arrears and bunkers on board at the time of delivery will be paid with the first hire payment. Preliminary charterhire will be based on the pool’s then current earnings, and is not a guaranteed minimum rate obligation of the pool company. Hire is inclusive of overtime, communication, and victualling. The preliminary charterhire may be adjusted either up or down as necessary by the pool committee depending on the prevailing market condition of the pool. Each vessel’s earnings will be adjusted quarterly according to their actual operating days in the pool with surplus funds, if any, distributed based on each vessel’s rating as defined in the pool point formula.
Imputed Deferred Revenue
We record any identified assets or liabilities associated with the acquisition of a vessel at fair market value, determined by reference to market data. We value any asset or liability arising from the fair market value of assumed time charters as a condition of the original purchase of a vessel at the date when such vessel is initially deployed on its charter. The value of the asset or liability is based on the difference between the current fair market value of a charter with similar characteristics as the time charter assumed and the net present value of contractual cash flows of the time charter assumed, to the extent the vessel capitalized cost does not exceed its fair market value without a time charter contract. When the present value of contractual cash flows of the time charter assumed is greater than its current fair market value, the difference is recorded as imputed prepaid revenue. When the opposite situation occurs, the difference is recorded as imputed deferred revenue. Such assets and liabilities are amortized as a reduction of, or an increase in, revenue, respectively, during the period of the time charter assumed. The Trenton, Austin, Pierre and Topeka were acquired with an existing time charter at a below market rate.
Voyage Expenses
By employing our vessels on spot market voyage charters, we incur voyage expenses that include port and canal charges and bunker expenses, unlike under time charter employment, where such expenses are assumed by the charterers.
As is common in the drybulk and crude oil shipping industries, we pay commissions ranging from 1.25% to 6.25% of the total daily charterhire rate of each charter to ship brokers associated with the charterers.
Vessel Operating Expenses
Vessel operating expenses include crew wages and related costs, the cost of insurance, expenses relating to repairs and maintenance, the cost of spares and consumable stores, tonnage taxes and other miscellaneous expenses. They additionally include management fees for the technical management of our fleet, which includes managing day-to-day vessel operations, performing general vessel maintenance, ensuring regulatory and classification society compliance, supervising the maintenance and general efficiency of vessels, arranging the employment and transportation of officers and crew, arranging and supervising drydocking and repairs, purchasing of spares and other consumable stores and other duties related to the operation of our vessels.
Our total vessel operating expenses will increase in the future with the enlargement of our fleet and the operation of our existing fleet for the full year. Other factors beyond our control, some of which may affect the shipping industry in general, including, for instance, developments relating to market prices for insurance, may also cause these expenses to increase.
General and Administrative Expenses
Our general and administrative expenses include the salaries and other related costs of the executive officers and other employees, our office rents, legal and auditing costs, regulatory compliance costs, other miscellaneous office expenses, long-term compensation costs, and corporate overhead.
The total unrecognized compensation cost at September 30, 2008 amounted to $592,000 and is expected to be recognized until September 24, 2009. The number of restricted subordinated shares that vested during the nine-month period ended September 30, 2008 was 82,575 shares.

Vessel Lives and Impairment
The carrying value of each of the Company’s vessels represents its original cost at the time it was delivered or purchased less depreciation calculated using an estimated useful life of 25 years from the date such vessel was originally delivered from the shipyard. The actual life of a vessel may be different. The carrying values of the Company’s vessels may not represent their fair market value at any point in time since the market prices of second-hand vessels tend to fluctuate with changes in charter rates and the cost of newbuildings. Historically, both charter rates and vessel values tend to be cyclical. The Company records impairment losses only when events occur that cause the Company to believe that future cash flows for any individual vessel will be less than its carrying value. The carrying amounts of vessels held and used by the Company are reviewed for potential impairment whenever events or changes in circumstances indicate that the carrying amount of a particular vessel may not be fully recoverable. In such instances, an impairment charge would be recognized if the estimate of the undiscounted future cash flows expected to result from the use of the vessel and its eventual disposition is less than the vessel’s carrying amount. This assessment is made at the individual vessel level as separately identifiable cash flow information for each vessel is available.
In developing estimates of future cash flows, the Company must make assumptions about future charter rates, ship operating expenses, vessels’ residual value and the estimated remaining useful lives of the vessels. These assumptions are based on historical trends as well as future expectations. Although management believes that the assumptions used to evaluate potential impairment are reasonable and appropriate, such assumptions are highly subjective.
Depreciation
We depreciate our vessels based on a straight line basis over the expected useful life of each vessel, which is 25 years from the date of their initial delivery from the shipyard. Depreciation is based on the cost of the vessel less its estimated residual value at the date of the vessel’s acquisition, which is estimated at U.S. $200 per lightweight ton, which we believe is common in the drybulk and tanker shipping industries. Secondhand vessels are depreciated from the date of their acquisition through their remaining estimated useful lives. When regulations place limitations over the ability of a vessel to trade on a worldwide basis, its useful life is adjusted to end at the date such regulations become effective.
Drydocking
We expense the total costs associated with drydocking and special surveys in the period that they are incurred. Regulations or incidents may change the estimated dates of the next drydocking for our vessels.
Interest and Finance Costs
We have historically incurred interest expense and financing costs in connection with debt incurred to partially finance the acquisition of our vessels. As of September 30, 2008, we had $316.5 million of indebtedness outstanding under our $325 million senior secured credit facility. Fees incurred for obtaining new loans or refinancing existing ones, including related legal and other professional fees, are deferred and amortized to interest expense over the life of the related debt. Unamortized fees relating to loans repaid or refinanced are expensed in the period the repayment or refinancing occurs.
Gain on Derivative Instruments
On January 29, 2008, we entered into two interest rate swap agreements with Nordea Bank Finland Plc to partially hedge our exposure to fluctuations in interest rates on $316.5 million of our long-term debt discussed in Note 5 to the interim consolidated unaudited financial statements, by converting our variable rate debt to fixed rate debt. Under the terms of the interest rate swap agreement we and the bank agreed to exchange, at specified intervals, the difference between paying a fixed rate at 3.55% and a floating rate interest amount calculated by reference to the agreed principal amounts and maturities. The gain derived from the derivative valuation movement is separately reflected in the interim consolidated unaudited statement of income.

Fleet Employment Profile
Please see the information under “Vessel Employment” on page 2 of this report.
RESULTS OF OPERATIONS
We began operations in early June 2007 and therefore our ability to present a meaningful comparison of our results of operations for the nine-month period ended September 30, 2008 with the same period in 2007 is limited due to our limited operations from June 2007 through September 30, 2007. The Company commenced operations in June 2007 when it acquired its first four vessels and, therefore, until that date it was a development stage enterprise in accordance with Statement of Financial Accounting Standards (“SFAS”) No. 7 “Accounting and Reporting By Development Stage Companies.”
As discussed in our interim consolidated unaudited financial statements, we have two reportable segments, the drybulk carrier segment and the tanker segment.
Nine-Month Period Ended September 30, 2008 Compared to the Nine-Month Period Ended September 30, 2007
Voyage Revenues
Voyage revenue for the first nine months of 2008 was $110.8 million. Of our revenues, $80.1 million was earned from our drybulk carriers and $30.7 million was earned from our tanker vessels. For the same period of 2007, voyage revenue was $15.6 million. The increase in revenues is due to the increase in the number of vessels from seven in the first nine months of 2007 to 11 in the same period of 2008, and the increase in voyage days from 582 days in the first nine months of 2007 to 2,990 days in the same period of 2008. This resulted in a TCE rate of $32,839 per day and $25,265 per day for 2008 and 2007, respectively. Beginning at the end of the second quarter, drybulk rates began to steadily decline and then rapidly declined in September 2008 through the fourth quarter of 2008.
Imputed Deferred Revenue
The amortization of imputed deferred revenue for the first nine months of 2008 amounted to $7.7 million compared to $2.4 million for the same period in 2007. This increase is attributable to the increase in voyage days as a result of the four vessels acquired in June and August 2007 being operational for the full nine-month period ended September 30, 2008.
Voyage Expenses
In the first nine months of 2008, our voyage expenses were $12.7 million, of which $8.4 million relates to our tanker vessels and $4.3 million relates to our drybulk carriers, and which consisted of bunker expenses of $5.8 million, port, canal and other charges of $1.7 million and commissions of $5.2 million. Voyage expenses for the first nine months of 2007 amounted to $0.9 million, all of which related to our drybulk carriers. This increase in voyage expenses is attributable to the increase in the number of vessels from seven drybulk carriers in the first nine months of 2007 to eight drybulk carriers and three tankers in the same period of 2008, increasing the voyage days from 582 days in the 2007 period to 2,990 days in the 2008 period.
Vessel Operating Expenses
For the first nine months of 2008, our vessel operating expenses were $19.7 million of which $14.7 million relates to our drybulk carriers and $5 million relates to our tanker vessels. The average daily operating expenses on a fleet basis were $6,576 per vessel ($5,952 per day per drybulk carrier and $9,468 per day per tanker vessel).

For the first nine months of 2007, our vessel operating expenses were $4.9 million, all of which relates to our drybulk carriers. The average daily operating expenses on a fleet basis were $7,576 per vessel.
The increased daily operating costs for drybulk carriers in the 2007 period as compared to the 2008 period is attributable to repairs made during the drydocking of the M/V Juneau in 2007 that were charged to operating expenses.
General and Administrative Expenses
For the first nine months of 2008, we incurred $5.6 million of general and administrative expenses, consisting of $1.2 million payroll costs and board of directors’ fees, $2.7 million compensation cost, $1.3 million legal and audit fees and $0.4 million office and other expenses.
For the first nine months of 2007, we incurred $2.3 million of general and administrative expenses, consisting of $0.9 million payroll costs and board of directors’ fees, $0.7 million compensation cost, $0.4 million legal and audit fees and $0.3 million office and other expenses.
The increase in general and administrative expense is mainly attributable to the increase in the Company’s operating days which resulted in increased payroll cost, directors’ fees and office expenses and the increase of compensation cost by $2.0 million, including the compensation cost of shares issued to the former Chief Executive Officer of $1.1 million, and the cost of $0.9 million related mainly to the vesting of shares issued to the current Chief Executive Officer as a result of the conversion of the subordinated shares.
Depreciation
For the first nine months of 2008, we recorded $31.0 million of vessel depreciation charges, consisting of $24.6 million vessel depreciation charges relating to our drybulk carriers and $6.4 million relating to our tanker vessels.
For the first nine months of 2007, we recorded $6.3 million of vessel depreciation charges, all of which relates to our drybulk carriers.
The increase in vessel depreciation charges is attributable to the increase in the number of vessels from seven vessels in the first nine months of 2007 to eleven vessels in the same period of 2008. We expect depreciation to remain stable on a period-by-period basis assuming that we do not acquire additional vessels, which would cause depreciation charges to increase.
Drydocking
We did not incur any drydocking costs in the first nine months of 2008. In the first nine months of 2007 we incurred $1.7 million in drydocking costs, all related to the M/V Juneau.
Vessel Lives and Impairment:
Our current fleet consists of nine drybulk carriers and four tanker vessels. With the exception of the M/T Olinda, which is currently employed through a pooling arrangement, we employ all of our vessels on medium- to long-term time charters.
The Company evaluates the carrying amounts and periods over which long-lived assets are depreciated to determine if events have occurred which would require modification to their carrying values or useful lives. In evaluating useful lives and carrying values of long-lived assets, management reviews certain indicators of potential impairment, such as undiscounted projected operating cash flows, vessel sales and purchases, business plans and overall market conditions. The Company determines undiscounted projected net operating cash flows for each vessel and compares it to the vessel’s carrying value. The projected net operating cash flows are determined by considering the charter revenues from existing time charters for the fixed fleet days and an estimated daily time charter equivalent for the unfixed days over the remaining estimated life of the vessel, net of vessel estimated operating expenses. If the Company’s estimate of undiscounted future cash flows for any vessel is lower than the vessel’s carrying value, the carrying value is written down, by recording a charge to operations, to the vessel’s fair market value if the fair market value is lower than the vessel’s carrying value. As vessel values are volatile, the actual fair market value of a vessel may differ significantly from estimated fair market values within a short period of time.
Management’s current analysis indicates that there is no impairment of individual long lived assets. However, there can be no assurance as to how long charter rates and vessel values will remain at their currently low levels or whether they will improve to any significant degree. Charter rates may remain at depressed levels for some time which could adversely affect our revenue and profitability, and future assessments of vessel impairment.
Interest and Finance Costs
For the first nine months of 2008, interest expenses under our Nordea senior secured credit facility amounted to $11.6 million (including realized and accrued interest payable on the swap agreements of $1.3 million) and the interest paid amounted to $8.6 million. Effective April 1, 2008, we have fixed the rates applicable to our outstanding borrowings under our Nordea senior secured credit facility to 4.85% inclusive of margin (see “Quantitative and Qualitative Disclosures about Market Risk-Interest Rate Risk” below). The total amortization of finance cost in the first nine months of 2008 amounted to $0.4 million. For the first nine months of 2007, interest expense under our Nordea senior secured credit facility amounted to $1.8 million.
Gain on Derivative Instruments
The total fair value of the derivative instruments as at September 30, 2008 amounted to $1.2 million and is reflected in Gain on derivative instruments in the interim consolidated unaudited statement of income. The current portion of the total fair value results in a loss of $1.1 million and is included in current liabilities as Derivative liability, while the non-current portion results in a gain of $2.3 million and is included in other non-current assets as Derivative asset in the September 30, 2008 interim consolidated unaudited balance sheet. The fair value of the derivative instruments is determined in accordance with SFAS 157 “Fair Value Measurements.” As of September 30, 2008, no fair value measurements for assets or liabilities under Level 1 or Level 3 were recognized in our interim consolidated unaudited financial statements. See Note 7 to our Interim Consolidated Unaudited Financial Statements.
Liquidity and Capital Resources
Our principal sources of funds are equity provided by our shareholders, operating cash flows and long-term borrowings. Our principal use of funds has been capital expenditures to establish and grow our fleet, maintain the quality of our fleet, comply with international shipping standards and environmental laws and regulations, fund working capital requirements, make principal repayments on outstanding loan facilities, and pay dividends. We expect to rely upon operating cash flows, long-term borrowings, as well as equity financings to implement our growth plan. In the beginning of the third quarter of 2008, we commenced the offer and sale of common stock under the Sales Agreement discussed in Notes 6 and 13 to our September 30, 2008 interim consolidated unaudited financial statements, or the controlled equity offering. In the fourth quarter of 2008, we completed the sale of 4,000,000 common shares pursuant to the controlled equity offering with net proceeds of $50.9 million, of which 2,122,000 shares were sold in the fourth quarter of 2008 for net proceeds of $14.0 million.
We have financed our capital requirements with the issuance of equity in connection with our initial public offering and controlled equity offering, cash from operations, and borrowings under our long-term arrangements.
As of September 30, 2008, we had an outstanding indebtedness of $316.5 million and our aggregate payments of principal due within one year amounted to $58.4 million. Our loans contain a minimum cash requirement of $500,000 per vessel, which, on our fleet of 13 vessels, amounted to $6.5 million as of January 30, 2009.

On December 23, 2008, we entered into a loan agreement with DVB Bank SE for a new secured term loan facility. We have used the proceeds of the loan to make the prepayment in the amount of $25.0 million under our amendatory agreement to our Nordea credit facility (described below). The new loan is for $29.55 million, being the lesser of $30.5 million or 55% of the aggregate charter free fair market value of the two vessels as determined within the two weeks prior to drawdown, which was fully drawn on January 14, 2009. The loan is repayable over four years from drawdown in 16 quarterly variable installments with the first four installments being $2.75 million each, followed by four installments of $2.31 million each, followed by eight installments of $1.095 million each, plus a balloon installment of $0.55 million payable together with the last installment. The loan bears interest at 3.0% over LIBOR. The loan is secured with first preferred mortgages on the two vessels, a corporate guarantee by the Company, assignment of earnings and insurances and pledge of shares of the borrowers. The loan agreement includes, among other covenants, financial covenants requiring that (i) liquidity must be at least $500,000 multiplied by the number of vessels owned, (ii) total interest bearing liabilities over the sum of total interest bearing liabilities plus shareholders’ equity adjusted to account for the market value of the vessels must not exceed 90% up to June 30, 2010, 80% up to December 31, 2010 and 70% thereafter; (iii) the ratio of EBITDA to net interest expense of any accounting period must not be less than 2.50 to 1; and (iv) the aggregate charter free fair market value of the two vessels must not be less than 140% (increasing by five percentage points each year, reaching 155% in the last year) of the aggregate outstanding balance. The Company is permitted to pay dividends under the loan of up to 50% of quarterly net profits. The Company will pay a commitment fee of 0.65% per annum on the undrawn balance of the loan. The loan agreement contains certain events of default, including a change of control, a cross-default with respect to other financial indebtedness and a material adverse change in the financial position or prospects of the borrowers or the Company. Upon signing the loan agreement, the Company paid an upfront fee of 1.5% ($457,500) on the loan amount.
As a result of the recent developments in the drybulk and tanker markets discussed above, the market value of our drybulk carriers and tanker vessels has declined. The market value of drybulk and tanker vessels is sensitive to, among other things, changes in the drybulk and tanker charter markets, respectively, with vessel values deteriorating in times when drybulk and tanker charter rates, as applicable, are falling and improving when charter rates are anticipated to rise. The current low charter rates in the drybulk market coupled with the prevailing difficulty in obtaining financing for vessel purchases have adversely affected drybulk vessel values. The recent fall in oil prices has also led to lower tanker charter rates and tanker vessel values. These conditions have led to a significant decline in the fair market values of our vessels since September 30, 2008, particularly our drybulk carriers. As a result, we requested a waiver and amendment of the collateral maintenance coverage ratio covenant under our $325 million senior secured credit facility with Nordea Bank Norge ASA, or Nordea, as lead arranger, which required us to maintain a fair market value of our vessels of at least 140% of our aggregate outstanding balance under the credit facility.
In this respect, on January 9, 2009, we entered into an amendatory agreement to our Nordea credit facility which became effective on January 23, 2009. The amendatory agreement waives the breach of the collateral maintenance coverage ratio covenant contained in such credit facility resulting from the decrease in the market value of our vessels and reduces the level of the collateral maintenance coverage ratio to a level between 90% and 125% for the remaining term of the agreement, with such waiver taking effect from the date of prior breach to the effective date of the amendatory agreement. In addition the amendatory agreement (i) requires us to make a prepayment of $25.0 million of principal upon the funding of the loan with DVB Bank SE as described above, which such funding and prepayment have been made; (ii) requires us to pay interest at a 2.5% margin over LIBOR; (iii) requires us to pay an arrangement fee of $451,583 which equals 0.15% to each bank syndicate member that consented to the amendatory agreement by January 9, 2009; (iv) prohibits us from paying dividends; (v) limits our ability to make capital expenditures; (vi) imposes restrictions on making payment, in cash, of the sellers’ credit in the aggregate amount of $25.0 million in respect of the M/T Tamara and the M/T Tigani, except that we are permitted to pay the seller’s credit with the proceeds of new equity offerings made on or after January 1, 2009, or in the form of common shares, which the sellers may request at any time, provided that we may not prepay the sellers’ credit in cash if an event of default has occurred and is continuing; and (vii) requires us to provide additional collateral. The amendment does not modify the other financial covenants contained in the Nordea credit facility, such as the leverage ratio, interest coverage ratio or liquidity covenants described in “Our Loan Agreement Covenants” on page 7 herein.
Our practice has been to acquire drybulk and tanker carriers using a combination of our operating cash flows, funds received from equity investors and bank debt secured by mortgages on our vessels. We also used a sellers’ credit aggregating $25.0 million, payable in cash or common shares, to fund part of the acquisition price for the M/T Tamara and the M/T Tigani which were delivered to us in October 2008. Pursuant to an agreement reached with the sellers, the sellers may, at any time, following our entry into the amendatory agreement to our Nordea credit facility, demand prepayment of the sellers’ credit upon two business days’ notice, in whole or in part; provided that such prepayment in cash is limited to payment from proceeds of new equity offerings in accordance with the terms of the amendatory agreement. At any time, the sellers may also request payment in common shares, upon five business days notice. Our business is capital intensive and its future success will depend on our ability to maintain a high-quality fleet through the acquisition of newer vessels and the selective sale of older vessels. These acquisitions will be principally subject to management’s expectation of future market conditions as well as our ability to acquire drybulk carriers or tankers on favorable terms.
Our dividend policy will also impact our future liquidity position. Historically, our dividend policy has been to pay a regular quarterly dividend to shareholders while reinvesting a portion of our operating surplus in our business. We paid a partial dividend in the amount of $0.39 per share to shareholders in August 2007 in respect of the second quarter of 2007, a dividend in the amount of $0.5125 per share to shareholders in November 2007 and dividends in the amount of $0.77 per share to shareholders in February 2008, May 2008, August 2008 and November 2008. Our board of directors has recently determined to suspend the payment of cash dividends as a result of market conditions in the international shipping industry and in particular the sharp decline in charter rates and vessel values in the drybulk sector, and until such market conditions significantly improve, it is unlikely that we will reinstate the payment of dividends and if reinstated, it is likely that any dividend payments would be at reduced levels. Furthermore, the amendment to our Nordea credit facility described above prohibits us from paying dividends. In addition, in the event that we are permitted to pay cash dividends under our Nordea credit facility, our new loan agreement with DVB Bank SE contains additional restrictions. Specifically, we are required to obtain our lender’s consent for dividend payments in excess of 50% of our quarterly net profit. The aggregate amount of dividends paid in respect of the first nine months of 2008 represents 87.8% of net income for such nine-month period. Accordingly, pursuant to the restrictions on dividend payments contained in our DVB credit facility, had it been in effect when we declared our dividend of $0.77 per share in respect of the third quarter of 2008, we would have been required to obtain the consent of our lender thereunder in order to pay a dividend above $0.31 per share, or reduce our dividend by 60.0%, on a per share basis, to $0.31 per share. The declaration and payment of any dividend is subject to the discretion of our board of directors. In addition, the timing and amount of any future dividend payments will depend on our earnings, financial condition, cash requirements and availability, the restrictions in our loan agreements and the provisions of Marshall Islands law affecting the payment of dividends and other factors.
Cash Flows
The following table presents cash flow information for the nine-month periods ended September 30, 2007 and 2008. The information was derived from our consolidated statements of cash flows and is expressed in thousands of U.S. Dollars.

	2007	2008
Net cash provided by operating activities	$10,664	$69,339
Net cash used in investing activities	(321,424)	(65,831)
Net cash provided by financing activities	327,929	52,696
Increase in cash and cash equivalents	17,169	56,204
Cash and cash equivalents beginning of period	499	19,044

Cash and cash equivalents end of period	$17,668	$75,248

Net cash provided by operating activities for the nine-month period ended September 30, 2008 was $69.3 million compared to $10.7 million for the same period in 2007. This increase is attributable to the increase in the number of vessels from seven in the first nine months of 2007 to 11 in the same period of 2008, which resulted in the increase in voyage days from 582 days in the first nine months of 2007 to 2,990 days in the same period of 2008. Substantially all our cash from operating activities is from revenues generated under our charter agreements.
Net cash used in investing activities for the nine-month period ended September 30, 2008 was $65.8 million, which represents the amounts we paid to acquire the M/T Olinda. Net cash used in investing activities for the nine-month period ended September 30, 2007 was $321.4 million, which represents the amounts we paid to acquire the M/V Trenton, M/V Pierre, M/V Austin, M/V Juneau, M/V Lansing, M/V Helena and M/V Topeka as well as the advances we paid for the acquisition of the M/V Richmond and M/T Augusta which were delivered to us during the fourth quarter of 2007.
Net cash provided by financing activities for the nine-month period ended September 30, 2008 was $52.7 million. During the nine-month period ended September 30, 2008, (a) we generated $36.9 million from our controlled equity offering, (b) we drew down $63.4 million under our long-term debt arrangements to partially finance the acquisition of M/T Olinda, (c) we paid the first installment of our long-term debt of $7.5 million, (d) we paid dividends of $34.5 million, (e) we paid financing costs of $0.1 million, and (f) we classified $5.5 million as restricted cash to comply with liquidity requirements of our credit facility with Nordea Bank. Net cash provided by financing activities for the nine-month period ended September 30, 2007 was $327.9 million. During the nine-month period ended September 30, 2007, (a) we generated $216.8 million from our initial public offering, (b) we drew down $118.0 million under our long-term debt arrangements to partially finance the acquisition of eight drybulk carriers, (c) we paid dividends of $5.6 million and (d) we paid financing costs of $1.2 million.

EBITDA
EBITDA represents net income before interest, taxes, depreciation and amortization and other non-cash items. We use EBITDA because we believe that EBITDA is a basis upon which liquidity can be assessed and because we believe that EBITDA presents useful information to investors regarding our ability to service and/or incur indebtedness. We also use EBITDA in our credit agreement to measure compliance with covenants.
EBITDA is a non-GAAP measure and has limitations as an analytical tool, and should not be considered in isolation or as a substitute for analysis of OceanFreight’s results as reported under U.S. GAAP. Some of these limitations are: (i) EBITDA does not reflect changes in, or cash requirements for, working capital needs, and (ii) although depreciation and amortization are non-cash charges, the assets that are depreciated and amortized may need to be replaced in the future, and EBITDA does not reflect any cash requirement for such capital expenditures. Because of these limitations, EBITDA should not be considered as a principal indicator of OceanFreight’s performance.

The following table reconciles net cash provided by operating activities to EBITDA for the nine-month period ended September 30, 2008:

(Dollars in thousands)
Net cash provided by operating activities	$69,339
Net increase in current assets, excluding cash and cash equivalents	1,648
Net increase in current liabilities, excluding derivative liability, current portion of long-term debt and imputed deferred revenue current portion	(6,537)
Net interest expense	11,443
Amortization of imputed deferred revenue	7,724
Gain on derivative instruments	1,186
Amortization of stock based compensation	(2,686)
Amortization of deferred financing costs included in Net Interest expense	(356)

EBITDA	$81,761

Working Capital Position
On September 30, 2008, our current assets totaled $78.6 million while current liabilities totaled $83.8 million (including the required prepayment of $25 million under our amended Nordea credit facility), resulting in a negative working capital position of $5.2 million. We believe that our existing fleet employment, with 12 of our vessels employed under fixed-rate charters and one vessel employed in a spot market pool and our new $29.55 million DVB credit facility, entered into on December 23, 2008, will provide sufficient cash to fund the required prepayment of $25 million under our amended Nordea credit facility, the required principal and interest payments on our outstanding indebtedness and provide for the normal working capital requirements for at least one year after September 30, 2008. Our charter agreements, however, are subject to the performance by our counterparties, and any failure of our counterparties to meet their obligations to us, or any failure by us to comply with our loan covenants as a result of such counterparty failure, deteriorating charter markets or otherwise, could significantly adversely affect our working capital position. See “Risk Factors.”
Quantitative and Qualitative Disclosures About Market Risk
Foreign Currency Risk
We generate all of our revenues in U.S. dollars, but incur approximately 7.91% of our expenses in currencies other than U.S. dollars. For accounting purposes, expenses incurred in Euros are converted into U.S. dollars at the exchange rate prevailing on the date of each transaction. At September 30, 2008, the outstanding accounts payable balance denominated in currencies other than the U.S. dollar was not material.
Inflation Risk
We do not consider inflation to be a significant risk to operating or voyage costs in the current economic environment. However, in the event that inflation becomes a significant factor in the global economy, inflationary pressures would result in increased operating, voyage and financing costs.
Interest Rate Risk
The shipping industry is a capital intensive industry, requiring significant amounts of investment. Much of this investment is provided in the form of long-term debt. Our debt usually contains interest rates that fluctuate with the financial markets. Increasing interest rates could adversely impact future earnings.

The table below provides information about our long-term debt and derivative financial instruments and other financial instruments at September 30, 2008 that are sensitive to changes in interest rates. See notes 5 and 7 to our interim consolidated unaudited financial statements, which provide additional information with respect to our existing debt agreements and derivative financial instruments. For debt obligations, the table presents principal cash flows and related weighted average interest rates by expected maturity dates. For derivative financial instruments, the table presents average notional amounts and weighted average interest rates by expected maturity dates. Notional amounts are used to calculate the contractual payments to be exchanged under the contracts. Weighted average interest rates are based on implied forward rates in the yield curve at the reporting date.

			Expected maturity date
Long-term debt	2008	2009	2010	2011	2012	Thereafter
			( in thousands except for percentages)
Repayment amount (1)	$8,500	$60.889	$35,889	$35,889	$35,889	$139.444
Variable interest rate ($US)	2.23%	2.94%	3.48%	4.15%	4.42%	4.48%
Average interest rate	3.55%	3.55%	3.55%	3.55%	3.55%	3.55%
Interest rate derivatives
Swap notional amount(2)	$313,677	$286,612	$250,761	$214,932	$179,053	$157,651
Average pay rate(2)	3.55%	3.55%	3.55%	3.55%	3.55%	3.55%
Average receive rate(2)	2.23%	2.94%	3.48%	4.15%	4.42%	4.48%

(1)	See note 5 to our interim consolidated unaudited financial statements for a description of our Nordea credit facility. The above amounts are presented after giving effect to the prepayment of $25.0 million under our amended Nordea credit facility which is described in Note 13(l) to our interim consolidated unaudited financial statements.

(2)	On January 29, 2008, we entered into two interest rate swap agreements with Nordea Bank Norge ASA, our lending bank, to partially hedge our exposure to fluctuations in interest rates on an aggregate notional amount of $316.5 million, decreasing in accordance with the debt repayments, other than the $25.0 million prepayment under our amendatory agreement, by converting the variable rate of our debt to fixed rate for a period for five years, effective April 1, 2008. Under the terms of the interest rate swap agreement, the Company and the bank agreed to exchange, at specified intervals, the difference between paying a fixed rate at 3.55% and a floating rate interest amount calculated by reference to the agreed notional amounts and maturities. These instruments have not been designated as cash flow hedges, under FASB Statement No. 133, Accounting for Derivative Instruments and Hedging Activities, and consequently, the changes in fair value of these instruments are recorded through earnings. The swap agreements expire in April 2013.
Research and Development, Patents And Licenses
We incur from time to time expenditures relating to inspections for acquiring new vessels that meet our standards. Such expenditures are insignificant and they are expensed as they incur.
Concentration of Credit Risk
For the nine-month period ended September 30, 2008, four charterers accounted for 10% or more of the Company’s revenues as follows:

Charterer	%	Reportable segment
A	21.0	Drybulk carriers
B	13.1	Drybulk carriers
C	12.8	Drybulk carriers
D	12.1	Drybulk carriers

Contractual obligations:
The following table sets forth our contractual obligations and their maturity dates going forward as of September 30, 2008:

		One to	Three to	More than
	Within	Three	Five	Five
	One Year	Years	Years	Years	Total
		(in thousands of U.S. dollars)
Long term debt (1)	$58,389	$71,778	$71,778	$114,555	$316,500
Vessels Acquisitions (2)	$79,000	$—	$—	$—	$79,000
IT services (3)	$144	$288	$234	$—	$666
Manager supervision (4)	$420	$840	$680	$—	$1,940
Office lease (5)	$76	$152	$146	$—	$374

Total	$138,029	$73,058	$72,838	$114,555	$398,480

(1)	As further discussed in our September 30, 2008 interim consolidated unaudited financial statements the outstanding balance of our long-term debt at September 30, 2008, was $316.5 million. The loan bears interest at LIBOR plus a margin. Estimated interest payments are not included in the table above. The table above also does not include (i) the amount of $29.55 million drawn down under our DVB credit facility; or (ii) the upfront fee of $457,500 paid in respect of the DVB credit facility; or (iii) the arrangement fee of $451,583 which equals 0.15% paid to each bank syndicate member that consented to the amendatory agreement of January 9, 2009. See “Our Loan Agreement Covenants” and Note 13(l) to our interim consolidated unaudited financial statements.

(2)	As further discussed in our September 30, 2008 interim consolidated unaudited financial statements (notes 4 and 13(i)), in October 2008 we took delivery of the M/T Tigani and M/T Tamara at the price of $40 million and $39 million, respectively. We financed the purchase of the M/T Tigani in part with a sellers’ credit in the amount of $13 million and the purchase of the M/T Tamara in part with a sellers’ credit in the amount of $12 million. The sellers’ credits mature in April 2010. Pursuant to our agreement with the sellers, the sellers may, at any time after the date of our amendatory agreement with Nordea, demand full or partial repayment of the $25 million sellers’ credit upon two business days’ notice from proceeds from new equity issuances. At any time, the sellers may also request payment in common shares, upon five business days’ notice.

(3)	As further discussed in our September 30, 2008 interim consolidated unaudited financial statements, we have entered into a services agreement with Cardiff Marine Inc., or Cardiff, for a period of five years. Pursuant to this agreement Cardiff provides, among other services, services in connection with Information Technology (IT) support.

(4)	As further discussed in our September 30, 2008 interim consolidated unaudited financial statements, pursuant to our five-year services agreement, Cardiff provides manager supervision for the vessels Austin, Pierre, Trenton, Helena, Lansing, Topeka, Richmond and Augusta.

(5)	As further explained in our September 30, 2008 interim consolidated unaudited financial statements, we have entered into two lease agreements for our office facilities in Athens. The first lease agreement concerns the current office space leased from Mr. George Economou, which terminates upon mutual agreement of the parties. The second lease, which expires in August 2013, relates to office facilities that are currently under renovation.

OCEANFREIGHT INC.
INDEX TO INTERIM CONSOLIDATED UNAUDITED FINANCIAL STATEMENTS

OCEANFREIGHT INC.
Consolidated Balance Sheets
December 31, 2007 and September 30, 2008 (Unaudited)
(Expressed in thousands of U.S. Dollars — except for share and per share data)

	December 31,	September 30,
	2007	2008
ASSETS
CURRENT ASSETS:
Cash and cash equivalents	$19,044	$75,248
Receivables	226	343
Inventories	678	887
Prepayments and other	763	2,085

Total current assets	20,711	78,563

FIXED ASSETS, NET:
Vessels, net of accumulated depreciation of $13,210 and $44,224, respectively	485,280	520,011
Other	61	132

Total fixed assets, net	485,341	520,143

OTHER NON CURRENT ASSETS:
Deferred financing fees, net of accumulated amortization of $1,159 and $1,515, respectively	1,860	1,642
Derivative asset	—	2,253
Restricted Cash	—	5,500
Other	13	13

Total assets	$507,925	$608,114

LIABILITIES AND STOCKHOLDERS’ EQUITY
CURRENT LIABILITIES:
Current portion of long-term debt	16,000	58,389
Accounts payable	2,427	1,312
Due to related parties	742	781
Accrued liabilities	2,909	8,137
Unearned revenue	1,488	3,873
Derivative liability	—	1,067
Imputed deferred revenue, current portion	10,318	10,290

Total current liabilities	33,884	83,849

NON-CURRENT LIABILITIES
Imputed deferred revenue, net of current portion	16,031	8,335
Long-term debt, net of current portion	244,600	258,111

Total non-current liabilities	260,631	266,446

COMMITMENTS AND CONTINGENCIES

STOCKHOLDERS’ EQUITY:
Preferred shares, par value $0.01; 5,000,000 shares authorized, none issued	—	—
Common Shares, par value $0.01; 95,000,000 shares authorized, 12,394,079 and 16,422,493 shares issued and outstanding at December 31, 2007 and September 30, 2008, respectively	124	164
Subordinated Shares, par value $0.01; 10,000,000 shares authorized, 2,063,158 and 0 shares issued and outstanding at December 31, 2007 and September 30, 2008, respectively	21	0
Additional paid-in capital	218,263	257,863
Accumulated deficit	(4,998)	(208)

Total stockholders’ equity	213,410	257,819

Total liabilities and stockholders’ equity	$507,925	$608,114

The accompanying notes are an integral part of these interim consolidated unaudited financial statements.

OCEANFREIGHT INC.
Consolidated Unaudited Statements of Income
For the nine-month periods ended September 30, 2007 and 2008
(Expressed in thousands of U.S. Dollars — except for share and per share data)

	2007	2008
REVENUES:
Voyage revenue	$15,556	$110,847
Imputed deferred revenue	2,404	7,724

	17,960	118,571

EXPENSES:
Voyage expenses	852	12,657
Vessels’ operating expenses	4,947	19,707
General and administrative expenses	2,275	5,632
Survey and dry-docking costs	1,685	—
Depreciation	6,337	31,029

Operating income/(loss )	1,864	49,546

OTHER INCOME (EXPENSES):
Interest income	1,887	685
Interest and finance costs	(1,969)	(12,128)
Gain on derivative instruments	—	1,186

Total other income (expenses)	(82)	(10,257)

Net Income	$1,782	$39,289

Earnings per common share, basic and diluted	$0.22	$2.98

Earnings per subordinated share, basic and diluted	$0.12	$—

Weighted average number of common shares, basic and diluted	6,991,532	13,168,675

Weighted average number of subordinated shares, basic and diluted	2,035,628	—

The accompanying notes are an integral part of these interim consolidated unaudited financial statements.

OCEANFREIGHT INC.
Consolidated Unaudited Statements of Stockholders’ Equity
For the nine-month periods ended September 30, 2007 and 2008
(Expressed in thousands of U.S. Dollars — except for share and per share data)

		Common Shares		Subordinated Shares
						Additional
	Comprehensive	# of	Par	# of	Par	Paid-in	Accumulated
	Income	shares	value	shares	value	Capital	Deficit	Total
BALANCE, December 31, 2006		—	$—	2,000,000	$20	$576	$(105)	$491
- Net income	$1,782						1,782	1,782
- Proceeds from Initial Public Offering, net of related costs	—	12,362,500	124	—	—	216,670	—	216,794
- Stock based compensation	—	31,579	—	63,158	1	694	—	695
- Capital contribution of executive management services and rent	—	—	—	—	—	96	—	96
- Cash dividends	—	—	—	—	—	—	(5,638)	(5,638)

- Comprehensive income	$1,782	—	—	—	—	—	—	—

BALANCE, September 30, 2007		12,394,079	$124	2,063,158	$21	$218,036	$(3,961)	$214,220

BALANCE, December 31, 2007		12,394,079	$124	2,063,158	$21	$218,263	$(4,998)	$213,410
- Net income	$39,289						39,289	39,289
- Proceeds from controlled equity offering	—	1,878,000	19	—	—	36,914	—	36,933
- Stock based compensation expense	—	52,105	—	85,150	1	2,685	—	2,686
- Cancellation of stock	—	(7,894)	—	(42,105)	(1)	1	—	—
- Conversion of subordinated stock	—	2,106,203	21	(2,106,203)	(21)	—	—	—
- Cash dividends							(34,499)	(34,499)
- Comprehensive income	$39,289

BALANCE, September 30, 2008		16,422,493	$164	—	$—	$257,863	$(208)	$257,819

The accompanying notes are an integral part of these consolidated unaudited financial statements.

OCEANFREIGHT INC.
Consolidated Unaudited Interim Statements of Cash Flows
For the nine-month periods ended September 30, 2007 and 2008
(Expressed in thousands of U.S. Dollars)

	2007	2008
Cash Flows from Operating Activities:
Net income/(loss):	$1,782	$39,289
Adjustments to reconcile net income to net cash from operating activities:
Depreciation	6,337	31,029
Amortization of financing costs	48	356
Amortization of imputed deferred revenue	(2,404)	(7,724)
Amortization of stock based compensation	696	2,686
Gain on derivative instruments	—	(1,186)
Executive management compensation and rent	96	—

(Increase) / Decrease in
Receivables	(30)	(117)
Inventories	(522)	(209)
Prepayments and other	(1,023)	(1,322)
Accounts payable	2,609	(1,115)
Due to related parties	32	39
Accrued liabilities	2,146	5,228
Unearned revenue	897	2,385

Net Cash provided by Operating Activities	10,664	69,339

Cash Flows from Investing Activities:
Advances for vessel acquisitions	(10,860)	—
Additions to vessel cost	(310,564)	(65,745)
Other	—	(86)

Net Cash used in Investing Activities	(321,424)	(65,831)

Cash Flows from Financing Activities:
Proceeds from Initial Public Offering, net of related costs	216,796	—
Proceeds from Controlled Equity Offering, net of related expenses	—	36,933
Proceeds from long-term debt	118,000	63,400
Repayment of long-term debt	—	(7,500)
Cash dividends	(5,638)	(34,499)
Increase in restricted cash	—	(5,500)
Payment of financing costs	(1,229)	(138)

Net Cash provided by Financing Activities	327,929	52,696

Net increase in cash and cash equivalents	17,169	56,204

Cash and cash equivalents at beginning of period	499	19,044

Cash and cash equivalents at end of period	$17,668	$75,248

SUPPLEMENTAL INFORMATION
Cash financing activities:

Cash paid during the period for interest	$1,787	$8,642

The accompanying notes are an integral part of these interim consolidated unaudited financial statements.

OCEANFREIGHT INC.
Notes to Interim Consolidated Unaudited Financial Statements
September 30, 2008
(Expressed in thousands of United States Dollars, except for share and per share data, unless otherwise stated)
1. Basis of Presentation and General Information:
The accompanying interim consolidated unaudited financial statements include the accounts of OceanFreight Inc. (“OceanFreight”) and its wholly owned subsidiaries (collectively, the “Company”). OceanFreight was incorporated on September 11, 2006 under the laws of the Republic of The Marshall Islands. In late April 2007, OceanFreight completed its initial public offering in the United States under the United States Securities Act of 1933, as amended, the net proceeds of which amounted to $216,794. The Company’s common shares are listed on the Nasdaq Global Market. The Company started generating revenue from its planned principal operations of seaborne transportation of commodities in early June 2007 when it took delivery of four drybulk carriers. Accordingly, during the period from its inception to the date it commenced operations, the Company was a development stage enterprise in accordance with Statement of Financial Accounting Standards (“SFAS”) No. 7 “Accounting and Reporting By Development Stage Companies.”
The Company is engaged in the marine transportation of drybulk and crude oil cargoes through the ownership and operation of drybulk and tanker vessels.
The Company has contracted the day-to-day technical management of its fleet to two managers which have been engaged under separate management agreements. The eight Panamax drybulk carriers are managed by Wallem Ship Management Ltd. (“Wallem”), a technical and commercial management company, and the Capesize drybulk carrier M/V Juneau and the tanker vessels are managed by a related party, Cardiff Marine Inc. (“Cardiff”) (Note 3).
The accompanying interim consolidated unaudited financial statements have been prepared in accordance with U.S. generally accepted accounting principles for interim financial information. Accordingly, they do not include all the information and notes required by U.S. generally accepted accounting principles for complete financial statements. These statements and the accompanying notes should be read in conjunction with the Company’s financial statements for the year ended December 31, 2007 included in the Company’s Annual Report on Form 20-F filed with the Securities Exchange and Commission on March 7, 2008. These interim consolidated unaudited financial statements have been prepared on the same basis as the annual financial statements and, in the opinion of management, reflect all adjustments, which include only normal recurring adjustments considered necessary for a fair presentation of the Company’s financial position, results of operations and cash flows for the periods presented. Operating results for the nine-month period ended September 30, 2008 are not necessarily indicative of the results that might be expected for the fiscal year ending December 31, 2008.

OCEANFREIGHT INC.
Notes to Interim Consolidated Unaudited Financial Statements
September 30, 2008
(Expressed in thousands of United States Dollars, except for share and per share data, unless otherwise stated)
1. Basis of Presentation and General Information — (continued):
The Company is the ultimate owner of all outstanding shares of the following ship owning subsidiaries, each of which is domiciled in the Republic of The Marshall Islands:

		Deadweight
		Tonnage
Company name	Vessel name	(in metric tons)	Year Built	Acquisition date
Oceanship Owners Limited	M/V Trenton	75,229	1995	June 4, 2007
Oceanwealth Owners Limited	M/V Pierre	70,316	1996	June 6, 2007
Oceanventure Owners Limited	M/V Austin	75,229	1995	June 6, 2007
Oceanresources Owners Limited	M/V Juneau	149,495	1990	June 29, 2007
Oceanstrength Owners Limited	M/V Lansing	73,040	1996	July 4, 2007
Oceanenergy Owners Limited	M/V Helena	73,744	1999	July 30, 2007
Oceantrade Owners Limited	M/V Topeka	74,710	2000	August 2, 2007
Oceanprime Owners Limited	M/V Richmond	75,265	1995	December 7, 2007
Oceanclarity Owners Limited	M/T Pink Sands	93,723	1993	December 7, 2007
Kifissia Star Owners Inc.	M/V Augusta	69,053	1996	December 17, 2007
Oceanfighter Owners Inc.	M/T Olinda	149,085	1996	January 17, 2008
Ocean Faith Owners Inc.	M/T Tigani	95,951	1991	October 14, 2008 (Note 13)
Ocean Blue Spirit Owners Inc.	M/T Tamara	95,793	1990	October 17, 2008 (Note 13)
For the nine-month periods ended September 30, 2007 and 2008 the following charterers accounted for 10% or more of the Company’s revenues as follows:

Charterer	%		Reportable segment (Note 12)
	2007	2008
A	—	21.0	Drybulk
B	—	13.1	Drybulk
C	19.6	12.8	Drybulk
D	—	12.1	Drybulk
E	17.3	—	Drybulk
F	13.7	—	Drybulk
G	12.0	—	Drybulk

OCEANFREIGHT INC.
Notes to Interim Consolidated Unaudited Financial Statements
September 30, 2008
(Expressed in thousands of United States Dollars, except for share and per share data, unless otherwise stated)
2. Recent Accounting Pronouncements
The Company has adopted the following new accounting pronouncements in the current fiscal year.
(a) In September, 2006, the Financial Accounting Standards Board (FASB) issued Statement of Financial Accounting Standards No. 157 (SFAS 157), “Fair Value Measurements,” which defines, and provides guidance as to the measurement of, fair value. This statement creates a hierarchy of measurement and indicates that, when possible, fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants. SFAS No. 157 applies when assets or liabilities in the financial statements are to be measured at fair value, but does not require additional use of fair value beyond the requirements in other accounting principles. The statement was effective for the Company as of January 1, 2008, excluding certain non-financial assets and non-financial liabilities, for which the statement is effective for fiscal years beginning after November 15, 2008 and its adoption did not have a significant impact on the Company’s financial position or results of operations (See Note 7 - Financial Instruments).
(b) In February, 2007, the Financial Accounting Standards Board (FASB) issued Statement of Financial Accounting Standards No. 159 (SFAS 159), “The Fair Value Option for Financial Assets and Financial Liabilities,” which permits companies to report certain financial assets and financial liabilities at fair value. SFAS 159 was effective for the Company as of January 1, 2008 at which time the Company could elect to apply the standard prospectively and measure certain financial instruments at fair value. The Company has evaluated the guidance contained in SFAS 159, and has elected not to report any existing financial assets or liabilities at fair value that are not already reported; therefore, the adoption of the statement had no impact on its financial position and results of operations. The Company retains the ability to elect the fair value option for certain future assets and liabilities acquired under this new pronouncement.
3. Transactions with Related Parties:
(a)	Basset Holdings Inc. (“Basset”): The sole shareholder of Basset, which as of September 30, 2008 is the holder of 2,000,000 common shares of the Company, is Antonis Kandylidis, the Company’s Chief Executive Officer (CEO) and Interim Chief Financial Officer (CFO). The mother of the CEO, Mrs. Chryssoula Kandylidis, and his uncle Mr. George Economou control Cardiff Marine Inc. as further discussed in (b) below. Also, the father of the CEO and husband of Mrs. C. Kandylidis, Mr. Konstandinos Kandylidis, is one of the Company’s directors.

(b)	Cardiff Marine Inc. (“Cardiff”): The Company uses the services of Cardiff, a ship management company with offices in Greece. The issued and outstanding capital stock of Cardiff is beneficially owned (a) 30% by Prestige Finance S.A., the beneficial owner of which is Mrs. Chryssoula Kandylidis and (b) 70% by Entrepreneurial Spirit Foundation, a foundation controlled by Mr. George Economou. Mrs. C. Kandylidis is the sister of Mr. G. Economou and the wife of one of the Company’s directors, Mr. Konstandinos Kandylidis.
     As of September 30, 2008, the Company had concluded the following agreements with Cardiff:
(i)	On April 11, 2007, the Company entered into an interim management agreement with Cardiff for a period of six months commencing on April 24, 2007, with the Company’s option to extend the agreement for another six months. According to this interim management agreement, Cardiff provided services in connection with the acquisition of the vessels Trenton, Pierre, Austin, Juneau, Lansing, Helena and Topeka and ensured the smooth commencement of the Company’s operations for a total fee of $200. This agreement was renewed on September 11, 2007 for six months and expired on April 23, 2008 (see (vii) below). The related expense for the nine-month periods ended September 30, 2007 and 2008 amounted to $175.8 and $124.2, respectively, and is included in Vessels’ operating expenses in the accompanying consolidated unaudited statements of income.

OCEANFREIGHT INC.
Notes to Interim Consolidated Unaudited Financial Statements
September 30, 2008
(Expressed in thousands of United States Dollars, except for share and per share data, unless otherwise stated)
3. Transactions with Related Parties — (continued):
(ii)	On June 21, 2007, the Company entered into a management agreement with Cardiff to provide technical and commercial management services associated with the vessel Juneau for an annual management fee of $123.6. The initial management agreement commenced on June 29, 2007, the date the Company took delivery of the vessel, and ended on December 31, 2007. Thereafter the management agreement continues until terminated by either party giving to the other two months notice in writing. Fees charged by Cardiff for the nine-month period ended September 30, 2007 and 2008 amounted to $31.6 and $196.3, respectively, and are included in Vessels’ operating expenses in the accompanying consolidated unaudited statements of income. On May 15, 2008, the Company’s Board of Directors approved the increase of the annual management fee payable to Cardiff under the agreement to $289 (Euro 200.8), an additional annual fee of $78.8 (Euro 54.8) for commercial support and the extension of the term of the management agreement to December 31, 2010, with all other terms remaining unchanged. This agreement was amended on October 21, 2008 (Note 13e).

(iii)	On September 7, 2007, the Company entered into an agreement with Cardiff whereby it was agreed that (a) Cardiff will receive a commission fee of 1% of the value of each sale or purchase transaction of any of the ships sold or purchased by the Company, provided that Cardiff is directly or indirectly the sale or purchase broker and, (b) Cardiff will receive a commission fee of 1.25% of the voyage revenue of the relevant charterhire as earned by the Company provided Cardiff is directly or indirectly the chartering broker. The agreement took effect with the acquisition of the M/V Augusta in December 2007 and was terminated on May 15, 2008, see (vii) below. In connection with the acquisition of the M/V Augusta and M/T Olinda, Cardiff charged the Company with a fee of $616 and $650, respectively. Both amounts have been included in Vessels, net in the accompanying consolidated balance sheets.

(iv)	On November 28, 2007, the Company entered into a management agreement with Cardiff to provide technical and commercial management services associated with the vessel Pink Sands for an annual management fee of $182.5. The initial management agreement commenced on December 7, 2007, the date the Company took delivery of the vessel, and ends on December 31, 2008. Thereafter the management agreement will continue until terminated by either party giving to the other a two-month notice in writing. The fee charged by Cardiff for the nine-month period ended September 30, 2008 amounted to $239.6 and is included in Vessels’ operating expenses in the accompanying 2008 interim consolidated unaudited statement of income. On May 15, 2008, the Company’s Board of Directors approved the increase of the annual management fee payable to Cardiff under the agreement to $341.6 (Euro 237.3), an additional annual fee of $78.8 (Euro 54.8) for commercial support and the extension of the term of the management agreement to December 31, 2010, with all other terms remaining unchanged. This agreement was amended on October 21, 2008 (Note 13e).

(v)	On January 4, 2008, the Company entered into a management agreement with Cardiff to provide technical and commercial management services associated with the vessel M/T Olinda for an annual management fee of $182.5. The management agreement commenced on January 17, 2008, the date the Company took delivery of the vessel, and ends on December 31, 2008. Thereafter the management agreement will continue until terminated by either party giving to the other two months’ notice in writing. The fee charged by Cardiff for the nine-month period ended September 30, 2008 amounted to $231.2 and is included in Vessels’ operating expenses in the accompanying 2008 consolidated unaudited statement of income. On May 15, 2008, the Company’s Board of Directors approved the increase of the annual management fee payable to Cardiff under the agreement to $341.6 (Euro 237.3), an additional annual fee of $78.8 (Euro 54.8) for commercial support and the extension of the term of the management agreement to December 31, 2010, with all other terms remaining unchanged. This agreement was amended on

OCEANFREIGHT INC.
Notes to Interim Consolidated Unaudited Financial Statements
September 30, 2008
(Expressed in thousands of United States Dollars, except for share and per share data, unless otherwise stated)
3. Transactions with Related Parties — (continued):
October 21, 2008 (Note 13e).

(vi)	On March 15, 2008, the Company entered into an agreement with Cardiff whereby the Company agreed to provide a corporate guarantee to the owners of two newbuilding Aframax crude oil tankers to be delivered in 2009 that will be employed on bareboat charter to clients of Cardiff. The Company received a counter guarantee from Cardiff guaranteeing to the Company the performance by the charterers of their obligations under the bareboat charter agreement. The above agreements as well as the counter guarantees were cancelled on September 11, 2008.

(vii)	On May 15, 2008 the Company’s Board of Directors approved the termination of the interim agreement with Cardiff dated April 11, 2007 discussed in (i) above, and the Agreement with Cardiff dated September 7, 2007 discussed in (iii) above, and their replacement with a services agreement for a period of five years for the manager supervision of the eight vessels managed by Wallem for a fixed daily fee per vessel of $0.144 (Euro 0.1). In addition to the fixed daily fee, Cardiff charges the Company with the following items under the new agreement: (a) chartering commission of 1.25% on the value of relevant charterhire as earned by the Company for each respective charter arranged by Cardiff, (b) commission of 1% of the value of each sale or purchase transaction of a vessel, (c) arrangement fee of 0.2% for services relating to the arrangement of credit or other financing facilities arranged by Cardiff, (d) information technology services for $36 (Euro 25) per quarter, (e) a fee of $0.576 (Euro 0.4) plus expenses, for any day a superintendent is away from the office to visit the Company’s vessels and (f) all out of pocket expenses pertaining to the above services plus a mark-up of 10%. For the nine-month period ended September 30, 2008 the fees charged under this new agreement amounted to $228.9 and are included in Vessels’ operating expenses in the accompanying 2008 consolidated unaudited statement of income. This agreement was amended on October 21, 2008 (Note 13f).
At December 31, 2007 and September 30, 2008, an amount of $742 and $781, respectively, is payable to Cardiff, and is reflected in the accompanying consolidated balance sheets as Due to related parties. In addition, an amount of $1,724 and $887 due to Cardiff as at December 31, 2007 and September 30, 2008, respectively, relating to the operations of the vessels under Cardiff’s management, is included in Accounts Payable in the accompanying consolidated balance sheets. The fees charged by Cardiff under the agreements discussed above during the nine months ended September 30, 2007 and 2008 amounted to $207 and $1,020, respectively, and are included in Vessel operating expenses in the accompanying interim consolidated unaudited statements of income. In addition Vessels, net in the accompanying consolidated balance sheets at December 31, 2007 and September 30, 2008, includes $616 and $1,266, respectively, which represents commission fees charged by Cardiff of 1% of the purchase price of the vessels Augusta and Olinda.
(c)	Transbulk 1904 AB (“Transbulk”): On July 4, 2007, upon delivery to the Company, the vessel Lansing commenced a time charter with Transbulk for a period of 22 to 26 months at a gross charter rate of $24 per day. Also on June 29, 2007 the Company concluded a time charter agreement with Transbulk for the vessel Richmond for a period of 24 to 28 months at a gross rate of $29 per day. Transbulk is a company based in Gothenburg, Sweden. Transbulk has been in the drybulk cargo chartering business for a period of approximately 30 years. Mr. George Economou serves on its board of directors.

(d)	Heidmar Inc. (“Heidmar”): As further explained in Note 13 (c), Heidmar is the agent of the Pool in which the M/T Olinda has entered. Antonis Kandylidis, the Company’s Chief Executive Officer and Interim Chief Financial Officer, is a member of Heidmar’s Board of Directors.

OCEANFREIGHT INC.
Notes to Interim Consolidated Unaudited Financial Statements
September 30, 2008
(Expressed in thousands of United States Dollars, except for share and per share data, unless otherwise stated)
3. Transactions with Related Parties — (continued):
(e)	Lease agreement: The Company has leased office space in Athens, Greece, from Mr. George Economou. The lease commenced on April 24, 2007, with a duration of six months and the option for the Company to extend it for another six months. The monthly rental amounts to Euro 680 ($1.0 at the September 30, 2008 exchange rate). This agreement has been renewed with the same monthly rental and will be terminated upon mutual agreement of the parties. The rent charged for the nine-month periods ended September 30, 2007 and 2008 amounted to $4.8 and $9.4, respectively and is included in General and Administrative expenses in the accompanying consolidated unaudited statements of income.

(f)	Vessel Acquisitions: As further discussed in note 4 below, during August and September 2008, the Company’s Board of Directors authorized the acquisition of two tankers from interests associated with Mr. George Economou.
4. Vessels, Net:
The amount in the accompanying September 30, 2008 consolidated unaudited balance sheet is analyzed as follows:

		Accumulated	Net Book
	Cost	Depreciation	Value
Balance December 31, 2007	$498,490	$(13,210)	$485,280
Additions	65,745	(31,014)	34,731

Balance September 30, 2008	$564,235	$(44,224)	$520,011

During the year ended December 31, 2007, the Company acquired and took delivery of eight Panamax drybulk carriers: the Austin, Pierre, Trenton, Helena, Lansing, Topeka, Richmond and Augusta, a Capesize drybulk carrier named the Juneau, and an Aframax tanker named the Pink Sands, for a total consideration of $467,143. The acquisition of the Company’s vessels was financed from the proceeds of the bank loans discussed in Note 5, the net proceeds from the Company’s initial public offering discussed in Note 1 and own funds. The memoranda of agreement associated with the acquisition of four of the above vessels, Austin, Pierre, Trenton and Topeka stipulated that the vessels were delivered to the Company with their current charter parties, expiring in 2010. The assumed charters were below market charter rates at the time of the delivery and, accordingly, a portion of the consideration paid for the vessels was allocated to the assumed charters to the extent the vessel capitalized cost would not exceed its fair market value without a time charter contract.
The Company recorded imputed deferred revenue totaling $31,346, with a corresponding increase in the vessels’ purchase price, which is being amortized to revenue on a straight-line basis during the remaining duration of the corresponding charter. The amortization of imputed deferred revenue for the nine-month period ended September 30, 2007 and 2008 amounted to $2,404 and $7,724, respectively and is separately reflected in the accompanying consolidated unaudited statements of income.
In January 2008, the Company acquired and took delivery of a Suezmax tanker vessel, the Olinda, for a total consideration of $65,665.

OCEANFREIGHT INC.
Notes to Interim Consolidated Unaudited Financial Statements
September 30, 2008
(Expressed in thousands of United States Dollars, except for share and per share data, unless otherwise stated)
4. Vessels, Net — (continued):
On August 7, 2008, the Company’s Board of Directors authorized the acquisition of M/T Tamara, a 1990 built double hull 95,793 dwt Aframax crude oil carrier from interests associated with Mr. George Economou for a price of $39,000 according to the related memorandum of agreement. The purchase price will be financed by a sellers’ unsecured credit of $12,000 and the Company’s own funds. The sellers’ credit is payable 18 months after the physical delivery of the vessel and bears interest at 9.0 % per annum. At the sellers’ option, the repayment of the sellers’ credit will be made in cash at the date it becomes due, or in the Company’s common stock at any date including the date it becomes due as defined in the memorandum of agreement. Furthermore, the Company will pay the sellers an arrangement fee of $100 pertaining to the granting of the sellers’ credit and $390 to Cardiff, representing 1% commission on the vessel’s purchase price. On August 8, 2008, the Company entered into an agreement to time charter the M/T Tamara with Heidmar Trading LLC, which is 49% owned by a company associated with Mr. George Economou, for a period of approximately two years at a gross daily rate of $27 (Note 13b).
On September 26, 2008, the Company’s Board of Directors authorized the acquisition of the M/T Tigani, a 1991 built double hull 95,951 dwt Aframax crude oil carrier from interests associated with Mr. George Economou for a price of $40,000 according to the related memorandum of agreement. The purchase price will be financed by a sellers’ unsecured credit of $13,000 and the Company’s own funds. The sellers’ credit is payable 18 months after the physical delivery of the vessel and bears interest at 9.5 % per annum. At the sellers’ option, the repayment of the sellers’ credit will be made in cash at the date it becomes due, or in the Company’s common stock at any date including the date it becomes due as defined in the memorandum of agreement. Furthermore, the Company will pay the sellers an arrangement fee of $120 pertaining to the granting of the sellers’ credit and $400 to Cardiff, representing 1% commission on the vessel’s purchase price (Note 13a).
Pursuant to the memoranda of agreement for the M/T Tamara and M/T Tigani, discussed above, the sellers have the option, through the date the sellers’ credit is due, to elect repayment of the sellers’ credit in cash or in the form of common shares of the Company. The number of shares that would be issued is calculated based on the average closing price of the Company’s common shares on the Nasdaq Global Market for the five days before the election to receive payment in the form of common shares. Following the election to receive payment in shares, the Company is required to issue such shares within five banking days. In the case of a change-of-control of the Company, as defined in the memoranda of agreement, the sellers’ credit becomes immediately due and payable within three banking days from the date of the change of control. (See Note 13(i)).
The Company’s vessels have been pledged as collateral to secure the bank loan discussed in Note 5.
5. Long-term Debt:
On September 18, 2007, the Company entered into an agreement with Nordea Bank Norge ASA (“Nordea”), for a $325,000 senior secured credit facility (the “Credit Facility”) for the purpose of refinancing the then outstanding balance of the credit facility with Fortis Bank and financing the acquisition of additional vessels. The Company and Nordea Bank completed the syndication of the Credit Facility on February 15, 2008 which resulted in certain amendments to repayment terms and financial covenants, increased interest margins and commitment fees on the undrawn portion of the Credit Facility.
The amended syndicated Credit Facility is comprised of the following two Tranches and bears interest at LIBOR plus a margin:

OCEANFREIGHT INC.
Notes to Interim Consolidated Unaudited Financial Statements
September 30, 2008
(Expressed in thousands of United States Dollars, except for share and per share data, unless otherwise stated)
5. Long-term Debt — (continued):
Tranche A, a reducing revolving credit facility in a maximum amount of $200,000. As of September 30, 2008 the Company had utilized $199,000 to repay the outstanding balance of the credit facility with Fortis of $118,000, to partially finance the acquisition of the M/V Richmond and M/T Pink Sands by $47,000 and $30,000, respectively and $4,000 for working capital purposes. The first semi-annual installment payment for Tranche A was made on April 1, 2008 in an amount of $7,500. As of September 30, 2008, the balance of Tranche A will be reduced or repaid in 15 consecutive semi-annual installments, the first due on October 1, 2008 in an amount of $8,500, the following 13 in the amount of $11,000 each and the 15th installment in an amount of $40,000.
Tranche B, a Term Loan Facility in a maximum amount of $125,000 to be used for the financing of up to 100% of the purchase price of additional vessels. As of September 30, 2008 the Company had utilized $125,000, to partially finance the acquisition of the M/V Augusta and M/T Olinda, respectively. Tranche B is repayable in 14 equal consecutive semi-annual installments in the amount of $6,944 each plus a 15th installment in the amount of $27,778. The first installment is due on January 1, 2009.
The Credit Facility is secured with first priority mortgages over the vessels, first priority assignment of vessels’ insurances and earnings, specific assignment of the time-charters, first priority pledges over the operating and retention accounts, corporate guarantee and pledge of shares. The Company is required to pay a commitment fee of 0.45% per annum payable quarterly in arrears on the un-drawn portion of the Credit Facility.
The loan agreement includes among other covenants, financial covenants requiring (i) the ratio of funded debt to the sum of funded debt plus shareholders’ equity not to be greater than 0.70 to 1.00; (ii) effective July 1, 2008, the liquidity must not be less than $500 multiplied by the number of vessels owned (iii) effective December 31, 2007, the ratio of EBITDA to net interest expense at each quarter end must not be less than 2.50 to 1; (iv) the aggregate fair market value of the vessels must not be less than 140% of the aggregate outstanding balance under the loan plus any unutilized commitment under Tranche A. The Company will be permitted to pay dividends under the loan so long as an event of default has not occurred and will not occur upon the payment of such dividends. (see Note 13(l))
The table below shows the repayment schedule of the loan balance as of September 30, 2008 on a calendar year-end basis. (see Note 13(l))

	Tranche A	Tranche B	Total
2008	8,500	—	8,500
2009	22,000	38,889	60,889
2010	22,000	13,889	35,889
2011	22,000	13,889	35,889
2012	22,000	13,889	35,889
2013 and thereafter	95,000	44,444	139,444

	191,500	125,000	316,500

Total interest expense on long-term debt for the nine-month periods ended September 30, 2007 and 2008 amounted to $1,882 and $11,563, respectively, and is included in Interest on long-term debt in Interest and finance costs (Note 11) in the accompanying consolidated statements of income. The Company’s weighted average interest rates (including the margin) for the nine-month periods

OCEANFREIGHT INC.
Notes to Interim Consolidated Unaudited Financial Statements
September 30, 2008
(Expressed in thousands of United States Dollars, except for share and per share data, unless otherwise stated)
ended September 30, 2007 and 2008 were 6.55% and 4.14%, respectively.
6. Share Capital:
Stockholders’ Rights Agreement: On April 17, 2008, the Company approved a Stockholders Rights Agreement with American Stock Transfer & Trust Company, as Rights Agent, effective as of April 30, 2008. Under this Agreement, the Company declared a dividend payable of one preferred share purchase right, or Right, to purchase one one-thousandth of a share of the Company’s Series A Participating Preferred Stock for each outstanding share of OceanFreight Inc. Class A common stock, par value U.S. $0.01 per share. The Rights will separate from the common stock and become exercisable after (1) the 10th day after public announcement that a person or group acquires ownership of 20% or more of the Company’s common stock or (2) the 10th business day (or such later date as determined by the Company’s board of directors) after a person or group announces a tender or exchange offer which would result in that person or group holding 20% or more of the Company’s common stock. On the distribution date, each holder of a right will be entitled to purchase for $100 (the “Exercise Price”) a fraction (1/1000th) of one share of the Company’s preferred stock which has similar economic terms as one share of common stock. If an acquiring person (an “Acquiring Person”) acquires more than 20% of the Company’s common stock then each holder of a Right (except that Acquiring Person) will be entitled to buy at the exercise price, a number of shares of the Company’s common stock which has a market value of twice the exercise price. Any time after the date an Acquiring Person obtains more than 20% of the Company’s common stock and before that Acquiring Person acquires more than 50% of the Company’s outstanding common stock, the Company may exchange each Right owned by all other rights holders, in whole or in part, for one share of the Company’s common stock. The Rights expire on the earliest of (1) May 12, 2018 or (2) the exchange or redemption of the Rights as described above. The Company can redeem the Rights at any time on or prior to the earlier of a public announcement that a person has acquired ownership of 20% or more of the Company’s common stock, or the expiration date. The terms of the Rights and the Stockholders Rights Agreement may be amended without the consent of the rights holders at any time on or prior to the Distribution Date. After the Distribution Date, the terms of the Rights and the Stockholders Rights Agreement may be amended to make changes that do not adversely affect the rights of the rights holders (other than the Acquiring Person). The Rights do not have any voting rights. The Rights have the benefit of certain customary anti-dilution protections.
Controlled Equity Offering — Sales Agreement (“Agreement”): On June 4, 2008, the Company filed a shelf registration statement on Form F-3, which was declared effective on June 6, 2008, pursuant to which the Company may sell up to $200,000 of an indeterminate number of securities. On June 19, 2008 the Company filed a Prospectus Supplement to the registration statement relating to the offer and sale of up to 4,000,000 of common shares, par value $0.01 per share, from time to time through Cantor Fitzgerald & Co., as its agent for the offer and sale of the common shares, pursuant to the Agreement by and between the Company and Cantor Fitzgerald & Co. concluded on June 19, 2008. The Company pays to Cantor Fitzgerald & Co. a commission of up to 1.75% on the gross sale proceeds. The Controlled Equity Offering commenced at the beginning of the third quarter of 2008. As of September 30, 2008, 1,878,000 shares had been sold and issued with net proceeds amounting to $36,933.
Subordinated Shares (Class B common shares): Following the dividend payment on August 14, 2008 in the amount of $0.77 per share in respect of the second quarter of 2008, the Company satisfied the provisions under its Amended and Restated Articles of Incorporation for the early conversion of all of its issued and outstanding Class B common shares into Class A common shares on a one-for-one basis. Accordingly, on August 15, 2008 the then issued and outstanding 2,085,150 Class B common shares were converted into Class A common shares on a one-for-one basis.
Resale Shelf Registration Statement for Selling Shareholders. On September 3, 2008, we filed a resale shelf registration statement on form F-3 to register 2,085,150 common shares on behalf of the selling shareholders Basset Holdings Inc., Steel Wheel Investments Limited, and Seabert Shipping Co. This resale shelf registration statement has not yet been declared effective. Basset Holdings Inc. and Steel Wheel Investments Limited are owned and controlled by Mr. Antonis Kandylidis, our Chief Executive Officer

OCEANFREIGHT INC.
Notes to Interim Consolidated Unaudited Financial Statements
September 30, 2008
(Expressed in thousands of United States Dollars, except for share and per share data, unless otherwise stated)
and Interim Chief Financial Officer. Seabert Shipping Co. is controlled by Mr. Michael Gregos, our Chief Operating Officer. This resale shelf registration statement was amended on October 30, 2008.
7. Financial instruments:
On January 29, 2008, the Company entered into two interest rate swap agreements with Nordea, the Company’s lending bank, to partially hedge its exposure to fluctuations in interest rates on a notional amount of $316,500, decreasing in accordance with the debt repayments, by converting the variable rate of its debt to fixed rate for a period for 5 years, effective April 1, 2008. Under the terms of the interest rate swap agreement the Company and the bank agreed to exchange at specified intervals, the difference between paying a fixed rate at 3.55% and a floating rate interest amount calculated by reference to the agreed notional amounts and maturities. These instruments have not been designated as cash flow hedges under FASB Statement No. 133, Accounting for Derivative Instruments and Hedging Activities, and consequently, the changes in fair value of these instruments are recorded through earnings. The fair value of these instruments at September 30, 2008, is determined based on observable Level 2 inputs, as defined in SFAS No. 157 “Fair Value Measurements” (SFAS 157), derived principally from or corroborated by observable market data. Inputs include quoted prices for similar assets, liabilities (risk adjusted) and market-corroborated inputs, such as market comparables, interest rates, yield curves and other items that allow value to be determined. The fair value of these instruments at September 30, 2008 amounted to $1,186 and is reflected in Gain on derivative instruments in the accompanying consolidated unaudited statement of income for the nine-month period ended September 30, 2008. The current portion of the total fair value resulted in a loss of $1,067 and is included in current liabilities as “Derivative liability” while the non-current portion results in a gain of $2,253 and is included in other non-current assets as “Derivative asset” in the accompanying consolidated unaudited balance sheet as of September 30, 2008. The realized interest and accrued interest payable on the swaps for the nine-month period ended September 30, 2008 amounted to $682 and $607, respectively, and is included in Interest and finance costs (Note 11) in the accompanying consolidated unaudited statements of income. As of September 30, 2008, no fair value measurements for assets under Level 1 and Level 3 of the SFAS 157 input hierarchy were recognized in the Company’s interim consolidated unaudited financial statements.
8. Stock based compensation:
The Company as of the closing date of its Initial Public Offering granted to its former Chief Executive Officer and former Chief Financial Officer 63,158 subordinated shares and 31,579 restricted common shares, respectively, representing $1,800 at the initial price of the stock to the public of $19.00 per share. These shares were vesting at various dates as defined in the employment agreements signed with the executives. On November 30, 2007, following the departure of the Chief Executive Officer and the Chief Financial Officer from the Company, the Company’s Board of Directors compensated the former Chief Executive Officer with 21,053 restricted subordinated shares that had already been vested and the former Chief Financial Officer with 23,685 restricted common shares of which 15,790 vested on January 2, 2008 and 7,895 on April 30, 2008. On April 22, 2008, within the context of the settlement agreement discussed in Note 10, the 21,053 restricted subordinated shares were exchanged for 21,053 common shares and 52,105 new common shares were issued to the former Chief Executive Officer. The remaining 42,105 restricted subordinated shares and 7,894 common restricted shares, initially granted to the former Chief Executive Officer and former Chief Financial Officer, respectively, were cancelled on January 30, 2008. The related compensation expense of $850 has been included in General and Administrative expenses in the 2007 consolidated statement of income for the year ended December 31, 2007 with an offsetting entry to common stock par value, subordinated stock par value and in additional paid-in capital in the consolidated statement of stockholders’ equity for the year ended December 31, 2007.
On September 24, 2007, the Company reserved 5,150 restricted subordinated shares, vesting 25% semi-annually, to Seabert Shipping Co., a company providing consulting services to the Company in connection with the duties of the Chief Operating Officer which is controlled by the Chief Operating Officer. The shares were issued on March 13, 2008.
On February 12, 2008 the Company granted 80,000 restricted subordinated shares, vesting 25% annually, to Steel Wheel Investments Limited, a company providing consulting services to the Company in connection with the duties of the Chief Executive Officer/ Interim Chief Financial Officer, which is controlled by the Chief Executive Officer/ Interim Chief Financial Officer, subject to contractual restrictions, including applicable vesting period. The shares were issued on March 27, 2008.

OCEANFREIGHT INC.
Notes to Interim Consolidated Unaudited Financial Statements
September 30, 2008
(Expressed in thousands of United States Dollars, except for share and per share data, unless otherwise stated)
8. Stock based compensation — (continued):
Following the conversion of the Company’s subordinated shares into common shares (Note 6) the aggregate of 85,150 restricted subordinated shares mentioned above vested immediately as provided in the related agreements.
Compensation cost recognized in the period amounted to $1,562.
The total unrecognized compensation cost at September 30, 2008 amounted to $59.2 and is expected to be recognized until September 24, 2009. The number of restricted subordinated shares that vested during the nine-month period ended September 30, 2008 was 85,150 shares.
9. Earnings per Share:
The components for the calculation of earnings/losses per common and subordinated share, basic and diluted, for the nine-month periods ended September 30, 2007 and 2008, are as follows:

	2007	2008
Net income	$1,782	$39,289
- Less dividends paid
Common shares	(4,834)	(34,499)
Subordinated shares	(804)	—
Undistributed (losses)/earnings	$(3,856)	$4,790

Allocation of undistributed (losses)/earnings
Common Shares:
-12,394,079 as of September 30, 2007 and 16,422,493 as of September 30, 2008	$(3,306)	$4,790
Subordinated shares
- 2,063,158 as of September 30, 2007 and 0 as of September 30, 2008	(550)	—

	$(3,856)	$4,790

OCEANFREIGHT INC.
Notes to Interim Consolidated Unaudited Financial Statements
September 30, 2008
(Expressed in thousands of United States Dollars, except for share and per share data, unless otherwise stated)
9. Earnings per Share — (continued):
Basic and diluted per share amounts:

	2007
	Common	Subordinated
	Shares	Shares
Distributed earnings	0.69	0.39
Undistributed (losses)/earnings	(0.47)	(0.27)
Total	0.22	0.12

Weighted average number of shares basic and diluted	6,991,532	2,035,628

	2008
	Common	Subordinated
	Shares	Shares
Distributed earnings	2.62	—
Undistributed earnings	0.36	—
Total	2.98	—

Weighted average number of shares basic and diluted	13,168,675	—

Due to the conversion of the subordinated shares into common shares during August 2008 (Note 6), the basic and diluted per share amounts are presented only for common shares for the nine-month period ended September 30, 2008.
10. Commitments and Contingencies:
Various claims, suits, and complaints, including those involving government regulations and product liability, arise in the ordinary course of shipping business. In addition, losses may arise from disputes with charterers, agents, insurance and other claims with suppliers relating to the operations of the Company’s vessels. Currently management is not aware of any such claims or contingent liabilities which should be disclosed, or for which a provision should be established in the accompanying interim consolidated unaudited financial statements.
The Company accrues for the cost of environmental liabilities when management becomes aware that a liability is probable and is able to reasonably estimate the probable exposure. Currently, management is not aware of any such claim or contingent liabilities which should be disclosed, or for which a provision should be established in the accompanying interim consolidated unaudited financial statements. Up to $1 billion of the liabilities associated with the individual vessels’ actions, mainly for sea pollution, are covered by the Protection and Indemnity (P&I) Club Insurance.
The Company’s former Chairman, President and Chief Executive Officer had asserted a claim for breach of his employment agreement and for unidentified post-employment conduct by the Company. On April 7, 2008, the Company and the former Chairman, President and Chief Executive Officer reached a settlement agreement resolving all claims asserted by him. In connection with this agreement, the Company issued to the former Chairman, President and Chief Executive Officer 21,053 common shares in exchange for 21,053 restricted subordinated shares, plus an additional 52,105 common shares both of which took effect on April 22, 2008. The related expense was approximately $1,100 and is included in General and Administrative expenses in the accompanying consolidated unaudited statement of income for the nine months ended September 30, 2008. The Company also granted to Mr. Cowen certain registration rights for the 52,105 common shares held by him.

OCEANFREIGHT INC.
Notes to Interim Consolidated Unaudited Financial Statements
September 30, 2008
(Expressed in thousands of United States Dollars, except for share and per share data, unless otherwise stated)
10. Commitments and Contingencies — (continued):
On August 13, 2007, the Company entered into a six-year lease for office facilities in Athens, which expires in August 2013 with the Company’s option to extend the agreement through October 1, 2017. The monthly lease payment is Euro 4.4 ($6.34 based on the Euro to USD exchange rate at September 30, 2008) and is adjusted on January 1 of each year based on the inflation rate announced by the Greek State as defined in the agreement. The future minimum lease payments are $19.0 for the remainder of the year 2008, $76.1 for each of the years 2009, 2010, 2011, and 2012 and $50.7 for the year 2013.
11. Interest and Finance Cost:
The amounts in the accompanying consolidated unaudited statements of income are analyzed as follows:

	2007	2008
Interest on long-term debt	$1,830	11,551
Amortization and write-off of financing fees	49	356
Long-term debt commitment fees	52	12
Other	38	209

Total	$1,969	12,128

12. Segment Information:
The table below includes information about the Company’s reportable segments as of September 30, 2008 and for the nine-month period then ended. The accounting policies followed in the preparation of the reportable segments are the same as those followed in the preparation of the Company’s interim consolidated unaudited financial statements.

	Drybulk
	carriers	Tankers	Other	Total
Revenues from external customers	87,805	30,766	—	118,571
Interest expense and finance costs	8,686	3,414	28	12,128
Interest Income	—	—	685	685
Gain on derivative instruments	—	—	1,186	1,186
Depreciation	24,604	6,410	15	31,029
Segment profit/(loss)	35,492	7,491	(3,694)	39,289
Total assets	415,719	107,395	85,000	608,114
13. Subsequent Events:
a)	On October 14, 2008, the Company took delivery of the M/T Tigani, a 1991 built double-hull 95,951 dwt Aframax crude oil carrier. Concurrently with the delivery of the vessel, it commenced her time charter employment with Heidmar Trading LLC, which is 49% owned by a company associated with Mr. George Economou, for a period of approximately one year at a gross daily rate of $29 (Note 4). The vessel is owned by Ocean Faith Owners Inc., a company established in the Republic of The Marshall Islands on October 9, 2008.

OCEANFREIGHT INC.
Notes to Interim Consolidated Unaudited Financial Statements
September 30, 2008
(Expressed in thousands of United States Dollars, except for share and per share data, unless otherwise stated)
13. Subsequent Events — (continued):
b)	On October 17, 2008, the Company took delivery of the M/T Tamara, a 1990 built double-hull 95,793 dwt Aframax crude oil carrier. Concurrently with the delivery of the vessel, it commenced her time charter employment with Tri-Ocean Heidmar Tankers LLC, which is 49% owned by a company associated with Mr. George Economou, for a period of approximately 26 to 27 months at a gross daily rate of $27 (Note 4).

c)	On October 11, 2008, the charter of the M/T Olinda was terminated by mutual agreement between the Company and Industrial Carriers Inc. as a result of the charterer’s insolvency. In this connection, the Company received nonrefundable cash compensation of approximately $1,200 and ownership of all bunkers on board the M/T Olinda. The M/T Olinda will be entered into the Blue Fin Tankers Inc. Pool, which is managed by Heidmar Inc., which is 49% owned by a company associated with Mr. George Economou, and the Company’s Chief Executive Officer and Interim Chief Financial Officer is a member of its Board of Directors, for a minimum period of 12 months. The vessel’s earnings will be derived from the pool’s total net earnings.

d)	On October 20, 2008, the Company’s Board of Directors declared a dividend of $0.77 per share, paid on November 6, 2008 to shareholders of record as of October 31, 2008.

e)	On October 21, 2008, the management agreements of vessels M/V Juneau, M/T Pink Sands and M/T Olinda entered into with Cardiff (Note 3), were amended and the management fees per day were increased to $0.828 (Euro 0.575) per day for M/V Juneau and $0.972 (Euro 0.675) per day for each of M/T Pink Sands and M/T Olinda. Furthermore, in connection with the above mentioned vessels, Cardiff will earn a daily fee of $0.72 (Euro 0.5) per vessel plus superintendents’ expenses for any services performed relating to the evaluation of vessels’ physical condition, and/or supervision of shipboard activities, and/or attendance of repairs and dry-dockings. The amendments have retroactive effect as of October 1, 2008.

f)	On October 21, 2008, the services agreement signed between the Company and Cardiff (Note 3), was amended to include a daily fee to be earned by Cardiff of $0.720 (Euro 0.5) per vessel per day, plus superintendents’ expenses, in exchange for any vessel inspection services performed in connection with a possible purchase. The amendment has retroactive effect as of October 1, 2008.

g)	The Company’s Controlled Equity Offering of up to 4,000,000 common shares (Note 6) was completed on November 10, 2008. During the fourth quarter of 2008 2,122,000 common shares were issued with net proceeds amounting to $14.0 million.

h)	On November 18, 2008, the M/V Augusta was delivered from its previous charterer, D’Amato di Navigazione S.p.A., to its new charterer, South China Lines. As a result of the significant decline in the drybulk market, the Company agreed to renegotiate its contracted time charter rate with South China Lines from $42,100 per day to $16,000 per day, and to amend the period of the time charter from a minimum of 34 months and a maximum of 37 months to a minimum of 35.5 months and a maximum of 40 months.

i)	Effective November 25, 2008, Harry Kerames, a member of our board of directors, resigned for personal reasons. On December 12, 2008, our board of directors appointed Mr. Panagiotis A. Korakas to the board as an independent director. Mr. Korakas was born in 1950 in Athens, Greece. Mr. Korakas has had an extensive career in the construction and construction materials industry, both as an executive and an entrepreneur. For almost ten years, Mr. Korakas was the General Manager of Korakas & Partners, a commercial construction entity, while during the last 15 years he has run a business enterprise specializing in advanced composite metal construction. Following the resignation of Mr. Kerames, which triggered the sellers’ right to early repayment of the sellers’ credit in the amount of $25 million in respect of the vessels M/T Tamara and M/T Tigani, the Company and the sellers, which are interests associated with Mr. George Economou, agreed that the sellers waived their right to immediate repayment as a result of the change in the composition of the board. The Company and the sellers further agreed that the sellers may, at any time following the Company’s entry into the amendatory agreement to its Nordea credit facility (described in Note 13(l) below), demand prepayment of the sellers’ credit upon two business days’ notice, in whole or in part; provided that such prepayment in cash is limited to payment from proceeds of new equity offerings in accordance with the terms of the amendatory agreement. The Company is obligated to advise the sellers of the proceeds from the sale of new equity. At any time, the Sellers may also request payment in common shares, upon five business days notice.

j)	On December 12, 2008, our board of directors determined, after careful consideration of various factors, including the recent sharp decline in charter rates and vessel values in the drybulk sector, to suspend the payment of cash dividends until such time as the board of directors shall determine in its discretion, in order to preserve capital.

k)	On December 23, 2008, the Company entered into a loan agreement with DVB Bank SE for a new secured term loan facility. The Company will use the proceeds of the loan to make the prepayment in the amount of $25.0 million under its amendatory agreement to its Nordea credit facility (described below). The new loan is for an amount that is $29.55 million, being the lesser of $30.5 million or 55% of the aggregate charter free fair market value of the two vessels as determined within the two weeks prior to drawdown, which was fully drawn on January 14, 2009. The loan is repayable over four years from drawdown in 16 quarterly variable installments with the first four installments being $2.75 million each, followed by four installments of $2.31 million each, followed by eight installments of $1.095 million each, plus a balloon installment of $0.55 million payable together with the last installment. The loan bears interest at 3.0% over LIBOR. The loan is secured with first preferred mortgages on the two vessels, a corporate guarantee by the Company, assignment of earnings and insurances and pledge of shares of the borrowers. The loan agreement includes, among other covenants, financial covenants requiring that (i) liquidity must be at least $500,000 multiplied by the number of vessels owned, (ii) total interest bearing liabilities over the sum of total interest bearing liabilities plus shareholders’ equity adjusted to account for the market value of the vessels must not exceed 90% up to June 30, 2010, 80% up to December 31, 2010 and 70% thereafter; (iii) the ratio of EBITDA to net interest expense of any accounting period must not be less than 2.50 to 1; and (iv) the aggregate charter free fair market value of the two vessels must not be less than 140% (increasing by five percentage points each year, reaching 155% in the last year) of the aggregate outstanding balance. The Company is permitted to pay dividends under the loan of up to 50% of quarterly net profits. The Company will pay a commitment fee of 0.65% per annum on the undrawn balance of the loan. The loan agreement contains certain events of default, including a change of control, a cross-default with respect to other financial indebtedness and a material adverse change in the financial position or prospects of the borrowers or the Company. Upon signing the loan agreement, the Company paid an upfront fee of 1.5% ($457,500) on the loan amount.

l)	As of September 30, 2008, the Company had an outstanding indebtedness of $316.5 million and aggregate payments of principal due within one year amounted to $33.4 million under the $325 million Credit Facility with Nordea. As discussed in Note 5, the Credit Facility contains various financial covenants, which the Company was in compliance with at September 30, 2008.

The current recession in the shipping market has led to a significant decline in the fair market values of the Company’s vessels since September 30, 2008 and particularly the drybulk carriers. As a result, the Company was at risk of breaching the collateral maintenance coverage ratio covenant under its $325 million Credit Facility with Nordea, which required the Company to maintain a fair market value of its vessels of at least 140% of its aggregate outstanding balance under the Credit Facility.

Under the terms of the Credit Facility, the bank has the right to require the Company, within 30 business days of the date of a written demand by the bank, to either prepay the loan in such amount as may be necessary to cause the aggregate fair market value of the vessels to equal or exceed the collateral maintenance ratio or provide such additional collateral as may be acceptable to the bank to bring the Company into compliance with the required collateral maintenance coverage ratio.

In this respect, on January 9, 2009, the Company entered into an amendatory agreement to its Nordea Credit Facility that went effective on January 23, 2009. The amendatory agreement waives the breach of the collateral maintenance coverage ratio covenant contained in such credit facility resulting from the decrease in the market value of the Company’s vessels and reduces the level of the collateral maintenance coverage ratio to a level between 90% and 125% for the remaining term of the agreement, with such waiver taking effect from the date of prior breach to the effective date of the amendatory agreement. In addition the amendatory agreement: (i) requires the Company to make a prepayment of $25.0 million of principal upon the funding of the loan with DVB Bank SE as described in 13(k) above, but in any case, no later than January 31, 2009, which such funding and prepayment have occurred; (ii) requires, under the reduced collateral maintenance coverage ratio, that the aggregate fair market value of the vessels in the Company’s fleet other than the M/T Tamara and M/T Tigani, plus proceeds from a vessel’s sale or insurance proceeds from a vessel’s loss, and the excess of the fair market value of each of the M/T Tamara and M/T Tigani over the recorded amount of the first priority ship mortgage over each such vessel under the Company’s DVB credit facility, be not less than (a) 90% of the aggregate outstanding balance under the credit facility plus any unutilized commitment in respect of Tranche A until June 30, 2009, (b) 100% of the aggregate outstanding balance under the credit facility plus any unutilized commitment in respect of Tranche A from July 1, 2009 to December 31, 2009, (c) 110% of the aggregate outstanding balance under the credit facility plus any unutilized commitment in respect of Tranche A from January 1, 2010 to March 31, 2010, (d) 115% of the aggregate outstanding balance under the credit facility plus any unutilized commitment in respect of Tranche A from April 1, 2010 to June 30, 2010, and (e) 125% of the aggregate outstanding balance under the credit facility plus any unutilized commitment in respect of Tranche A at all times thereafter; (iii) requires the Company to pay interest at an increased margin over LIBOR; (iv) requires the Company to pay an arrangement fee of $451,583 which is equal to 0.15% to each bank syndicate member that consented to the proposed amendment by January 9, 2009; (v) prohibits the Company from paying dividends; (vi) limits the Company’s ability to make capital expenditures; (vii) imposes restrictions on making payment, in cash, of the sellers’ credit in the aggregate amount of $25.0 million in respect of the M/T Tamara and the M/T Tigani, except that the Company is permitted to pay the seller’s credit with the proceeds of new equity offerings or, common shares, which the seller may request at any time and (viii) requires the Company to provide additional collateral. The amount of $25 million discussed in (i) above has been classified as current liabilities as of September 30, 2008, in addition to the required scheduled payments (Note 4).

As a result of the debt covenant relief obtained in the amendatory agreement, the Company is in compliance with all of the applicable debt covenants as of the date of issuance of the September 30, 2008 interim consolidated unaudited financial statements, and based upon projected operating results, and assuming no further deterioration in the prospective fair value of its vessels, management believes it is probable that the Company will meet the financial covenants of its credit agreement and the related amendatory agreement at future covenant measurement dates. As a result, in accordance with EITF 86-30, Classification of Obligations When a Violation Is Waived by the Creditor, all amounts not due within the next twelve months have been classified as long-term liabilities.

m)	Effective January 8, 2009, Cardiff assumed the commercial management of the eight Panamax drybulk carriers previously under the commercial management of Wallem, for a daily fee of $0.216 (Euro 0.150) per vessel. As a result, the scope of Wallem’s management of such vessels is limited to technical management, at a reduced fee of $93 per vessel, or $0.256 per vessel per day.

n)	On January 14, 2009, the Company signed an addendum to the management agreements with Cardiff for the vessels under Cardiff’s combined commercial and technical management, providing for a security payment from the Company to Cardiff equal to 90 days technical and commercial management fees for each vessel. The Company also agreed to pay Cardiff an additional security equal to three months running expenses per vessel. The security payments are not refundable by Cardiff in the event of (i) a change of control in the Company, as defined in the services agreement dated May 15, 2008 (Note 3(vii)) and (ii) any public disclosure that the Company is in default of any of its agreements including but not limited to loan agreements and charter party agreements and such default impairs the Company’s ability to continue its operations. The amount paid in this respect amounted to $3,323.

o)	On January 14, 2009, the Company signed an addendum to the commercial management agreement with Cardiff with respect to the eight Panamax drybulk carriers under Wallem’s technical management (see (m) above), providing for a security payment from the Company to Cardiff equal to 90 days commercial management fees for each vessel. The security is not refundable by Cardiff in the event of (i) a change of control in the Company, as defined in the services agreement dated May 15, 2008 (Note 3(vii)) and (ii) any public disclosure that the Company is in default of any of its agreements including but not limited to loan agreements and charter party agreements and such default impairs the Company’s ability to continue its operations. The amount paid in this respect amounted to $138.

p)	On January 14, 2009, the Company signed an addendum to the services agreement with Cardiff for the managers’ supervision of vessels under Wallem’s technical management (see (m) above), providing for a security payment from the Company to Cardiff equal to 90 days manager’s supervision fees for each vessel. The security is not refundable by Cardiff in the event of (i) a change of control in the Company, as defined in the services agreement dated May 15, 2008 (Note 3(vii)) and (ii) any public disclosure that the Company is in default of any of its agreements including but not limited to loan agreements and charter party agreements and such default impairs the Company’s ability to continue its operations. The amount paid in this respect amounted to $92.

q)	On December 23, 2008, the Compensation Committee granted a cash bonus of about $2.3 million to all employees and executive management of the Company, which was paid on December 29, 2008.

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated: January 30, 2009		OCEANFREIGHT INC.

(Registrant)

	By:	/s/ Antonis Kandylidis Antonis Kandylidis
Chief Executive Officer
and Interim Chief Financial Officer